                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A-2

      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                                 HOM Corporation
                 (Name of Small Business Issuer in its charter)

          Georgia                                       58-2558702
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization

           4210 Columbia Road, Suite 10C, Martinez, Georgia 30907-0401
              (Address of principal executive officers) (Zip Code)

Issuer's telephone number: (706) 228-5087

Securities to be registered under Section 12(b) of the Act:

Title of each class to be registered         Name of each exchange on which each
                                             class is to be registered
                N/A                                       N/A

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

          (3,508,667 shares issued and outstanding on August 17, 2001)

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                                TABLE OF CONTENTS
              (Amendment Number 2 to Form 10-SB of HOM Corporation)

                                                                            PAGE
                                     PART I

Item 1.         Description of Business........................................1

Item 2.         Management's Discussion and Analysis .........................14

Item 3.         Description of Property.......................................19

Item 4.         Security Ownership of Certain Beneficial
                Owners and Management.........................................19

Item 5.         Directors, Executive Officers, Promoters
                and Control Persons ..........................................21

Item 6.         Executive Compensation........................................22

Item 7.         Certain Relationships and Related Transactions................24

Item 8.         Description of Securities.....................................28

                                     PART II

Item 1.         Market Price of and Dividends on Registrant's
                Common Equity and Other Shareholder Matters...................29

Item 2.         Legal Proceedings.............................................31

Item 3.         Changes in and Disagreements with Accountants.................31

Item 4.         Recent Sales of Unregistered Securities ......................31

Item 5.         Indemnification of Directors and Officers ....................38

                                    PART F/S

Financial Statements .........................................................40

                                    PART III

Item 1.         Index to Exhibits ............................................55

Item 2.         Description of Exhibits ......................................55

Signatures ...................................................................55

                                       ii
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                                     PART I

Item 1. Description of Business

CORPORATE STRUCTURE

         HOM Corporation ("HOM"), a Georgia corporation incorporated May 4, 2000, is a holding company. HOM has two operating wholly-owned subsidiaries, Homes By Owners, Inc. ("Homes"), a Georgia corporation incorporated December 6, 1999, and Direct Lending, Inc. ("Direct"), a Georgia corporation incorporated January 9, 1997 and formerly named Southern States Lenders, Inc. Homes publishes and distributes a monthly magazine, HOMES BY OWNERS, listing residential properties in the Augusta, Georgia/Aiken, South Carolina metropolitan area for sale by their owners. These listings are also carried on Homes' website, www.homesbyowners.net. Direct is a licensed mortgage broker working with various financial institutions and underwriters. HOM, Homes and Direct are collectively referred to as the "Company."

SUMMARY OF CURRENT SITUATION AND PARTICULAR DEVELOPMENTS

         The Company is not currently profitable. As a result the management of the Company is seeking acquisitions, joint ventures and business arrangements that would include profitable operations, attractive business activities that would enable HOM to raise additional funds and cost sharing ventures. HOM would be willing to sell any of its operations on acceptable terms. See COMPETITIVE SITUATIONS OF HOMES BY OWNERS, INC., and COMPETITIVE SITUATIONS OF DIRECT LENDING, INC.

         In May 2001 HOM signed a Letter of Intent (Exhibit 10.2 hereto) with Connectivity, Inc. ("Connectivity"), whereby HOM would acquire Connectivity in exchange for 56% of HOM's common stock, and with Econo-Comm, Inc., which is doing business as Mobile Communications ("Mobile.com"), whereby HOM would receive a three-year option to acquire Mobile.com for $5,000,000 or, at the option of HOM, $2,500,000 and $3,500,000 in HOM stock, valued at the time of acquisition. Mobile.com manufactures wireless call boxes used for emergency and other communication along highways, on campuses, golf courses and other areas needing communication access. Mobile.com also services call boxes and other communication equipment. Connectivity markets and installs (with Mobile.com) call boxes manufactured by Mobile.com. The Letter of Intent is not a binding contract for these transactions, and all parties are gathering operational and financial information concerning the others. There is no assurance, therefore, that these proposed transactions will be consummated, although the principal agreements to effect them have been drafted and are being reviewed.

                                       1
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         HOM has retained Howard Bronson Associates, Inc. to assist HOM in its funding efforts and to introduce HOM to brokers who might be interested in making a market in HOM's common stock (there currently are no market makers and no trading market in HOM's common stock and there is no assurance that such a trading market will develop in the near future, if ever). The retention agreement is Exhibit 10.3 hereto.

         Homes has entered into an understanding with Business Marketing and Consulting, Inc. ("Business Marketing") to share in the expenses of HOMES BY OWNERS, the magazine published and distributed by Homes. There is no written agreement in this regard, although one is currently being negotiated. Business Marketing made an initial payment of $1,000 in June 2001 and further payments of $1,500 each in July and August 2001, which payments are approximately one-half the direct cost of producing, printing and distributing an issue of HOMES BY OWNERS. In consideration of the monthly payment of $1,500, Business Marketing is entitled to solicit advertisements to be published in HOMES BY OWNERS, the proceeds of which are retained by Business Marketing. Business Marketing has submitted two pages of advertisements, which HOMES BY OWNERS has published in its last two issues.

CORPORATE DEVELOPMENT

         Direct was acquired by Apple Homes Corporation ("Apple") on October 1, 1998. Thereafter Apple determined that it was not appropriate to continue to engage in the mortgage business of Direct. The shareholders of Apple of record March 1, 1999 received one share of Direct common stock for each 10 shares of common stock of Apple that they then held, fractional shares being rounded up to the next full share. Additional common stock of Direct was sold to private investors. In late 1999, Direct determined that it would be desirable to use a separate entity for the real estate for sale by owner business (or "FSBO" business, as referred to in the industry) it wished to enter. Homes was established for this purpose.

         As interest rates rose in 2000 and the mortgage business of Direct (and other mortgage businesses in the Augusta area) declined, the Company determined that it would be preferable to reorganize so that the investor-owned company would be Homes, rather than Direct. To facilitate this switch, Homes incorporated a subsidiary, Augusta Lenders, Inc. ("Augusta") into which Direct could merge. Subsequently it was decided that it would be preferable to reorganize so that the investor owned company would be a holding company instead of one of the operating companies.

         To attain this structure, the Chairman of Direct and Homes, Robert S. Wilson, organized HOM with a minimal initial investment. Homes transferred all the outstanding stock of Augusta to HOM, and HOM contributed 2,632,776 shares of its common stock, the same number of shares of its common stock as the number of outstanding shares of Direct common stock, to Augusta. Direct and Augusta merged effective July 5, 2000. Pursuant to Georgia law, the shareholders of Direct became shareholders of HOM, and Direct became a wholly owned subsidiary of HOM. Direct then transferred all the outstanding common stock of Homes to HOM. The

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result was an investor-owned HOM with two wholly-owned subsidiaries, Homes and
Direct. This business combination and the changes to the organizational structure, in effect an internal reorganization, did not affect the proportional interests of the shareholders or the businesses and operations in which they were investing or their rights in the business, since HOM and Direct are Georgia corporations with the same powers and rights of shareholders.

BUSINESS OF HOMES BY OWNERS, INC.

         HOMES BY OWNERS, Homes' monthly magazine, currently contains 16 pages. It has listings of residential properties for sale in the Augusta, Georgia and Aiken, South Carolina metropolitan area, together with advertisements most, but not all, of which relate to the real estate business. The residential listings usually take a horizontal quarter page and feature a color photograph of the house. The advertisements are of local realtors, service companies and providers and merchants.

         Basic rates for a standard quarter page residential listing are $225 to present a color photograph and text for one month and $599 to present a color photograph and text for four months, with internet listing. In each case a durable sign with the legend "Homes By Owners" and a telephone number, usually of the homeowner but, at his option, of Homes, is furnished to the listing home owner. Most residential listings are for four months. Commercial rates commence at $75 for including a business card and $150 for a quarter page in one issue to $1,125 for a full page in three issues. The July 2001 issue contained 15 residential four-month listings on the $599 basis, one a double listing on a half page (January 2001 was 23, one a double listing) and none on the one month $225 basis (January 2001 was also none) and 7 1/8 pages of commercial advertising by non-affiliates (January 2001 was 6 pages). Homes' revenues since January 1, 2000 may be allocated between residential property owners listing their homes for sale and other advertisers as follows:


              Period                    Residential Property Owners         Other Advertising
              ------                    ---------------------------         -----------------
  October 1, 2000-June 30, 2001                   $6,080                         $26,685

October 1, 1999-September 30, 2000                $12,704                        $13,460


         The Company believes that the increase in revenue from other advertising and the decrease in revenue from residential property owners from fiscal 2000 to the nine months ended June 30, 2000 are primarily the result of the marketing focus of the Company on other advertisers rather than residential property owners. Within the past month Homes has retained two independent contractors, one to work generally to seek advertising revenue and the other as a telemarketer for residential property advertising, both to be compensated solely from commissions on advertising revenue.

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         HOMES BY OWNERS is distributed throughout the Augusta/Aiken metropolitan area in racks provided by Homes. Distribution sites include supermarkets, drug stores, convenience stores, banks and commercial establishments, and a modest fee is paid to some high traffic locations, such as supermarkets. HOMES BY OWNERS is replaced with a new issue on a monthly basis. Currently approximately 19,000 copies of HOMES BY OWNERS are distributed monthly to approximately 235 locations.

         Homes has established a website, www.homesbyowners.net, with information concerning Homes, support services such as a calculator to help buyer determine what they can afford and color pictures and summary information about the listings. While most internet residential property presentations are in conjunction with a four month color listing in HOMES BY OWNERS, a listing can be placed on the website only for $50. A website listing will remain until the house is sold or the listing person directs that it be removed, subject to the right of Homes to remove stale listings. On August 17, 2001 there were 25 houses on Homes' website, 18 in Georgia and 7 in South Carolina. During the past year, the number of website listings have been in the 20-23 house range.

         In November 2000, Homes joined FSBO online and the National For Sale By Owners Network and in July 2001 joined the FSBO Network. FSBO online through its website, www.fsboonline.com, National For Sale By Owners network, through its website, www.fsbo.net, and the FSBO Network, through its website, www.fsbonetwork.com, present listings of FSBO's throughout the United States. If one seeks home sale information for Augusta, Georgia or as to www.fsboonline.com, for Aiken, South Carolina, one finds a listing for Homes and can then link to the Homes website with all its listings. In each case, the identification of Homes and its website form the only presentation for Augusta, Georgia or Aiken, South Carolina, although only FSBO online has a separate listing for Aiken. Through these networks, Homes has attained national coverage. Homes pays a total of $349 a month for these listings, which are on a monthly basis, as its only payment obligation. Homes has no individualized contract or arrangement in connection with these websites.

         As noted under COMPETITIVE SITUATION OF HOMES BY OWNERS, INC., to become profitable the current operations of Homes need financial resources that currently are not available. Although the Company is seeking such resources, directly through a strategic arrangement, joint venture or merger or indirectly by benefiting from a financing or other transaction by its parent, HOM, it may be unsuccessful. To give Homes added substance, Robert S. Wilson, the Company's chairman, and Bryce N. Batzer, the other director, each invested an additional $25,000, each receiving 100,000 shares of HOM common for such payment, to establish a $50,000 trading account for Homes that Mr. Wilson directed in an attempt to produce funds for Homes and the rest of the Company. Because of the operating needs of HOM and its subsidiaries, withdrawals were made from the trading account for the operating account, leaving approximately $17,000 in the trading account on July 16, 2001. The Board of Directors of HOM then decided that Mr. Wilson's efforts would be better directed toward other operations, that Mr. Wilson cease activity as an active trader on behalf of Homes and its

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affiliates, that $10,000 be distributed from the trading account to the operating account and that the remaining $7,000 be left in the trading account to keep it open pending further developments. Mr. Wilson's management of the trading account resulted in a net realized profit of approximately $3,000 with some remaining unrealized net loss, resulting in a small net loss from the trading account's operation.

COMPETITIVE SITUATION OF HOMES BY OWNERS, INC.

         Currently there is no FSBO magazine in the Augusta/Aiken metropolitan area other than HOMES BY OWNERS, although there is a magazine, PHOTO BUYS, that contains photographs of any product for sale, including homes, on one-eighth pages. Automobiles are the predominant product appearing in PHOTO BUYS. The homes appear in black and white with brief descriptions at a cost of $35 for four weeks, $75 until the product sells and $25 more to be put on the Internet. During 1999, the Company worked with the publishers of a FSBO magazine that had been in existence for approximately five years, DIRECT FROM OWNER, with a view to acquiring the magazine and its staff. When the negotiations proved fruitless, they were broken off, and Homes was organized and published the first issue of HOMES BY OWNERS in January 2000. No issues of DIRECT FROM OWNER have appeared since HOMES BY OWNERS commenced publication.

         Homes must attract more listings and other advertising if HOMES BY OWNERS is to become profitable. See MANAGEMENT'S DISCUSSION AND ANALYSIS. The Company has examples of FSBO magazines from other areas that seem to indicate that an area the size of the Augusta/Aiken metropolitan area can support a successful FSBO magazine. However, management believes that the maximum profit HOMES BY OWNERS can generate in the August/Aiken metropolitan area, even if successful, is limited.

         Although the FSBO approach is competitive with realtor brokerage in the sale of residential properties, it also can be complementary. The Company believes that less than a third, possibly substantially less, of residential properties listed for sale by owner, both by itself and generally throughout the country, ever are actually sold by their owners. If a sale is still needed, the intervention of a broker is sought. Thus FSBO residential listings ultimately can prove to be leads for real estate brokers.

         Homes has arranged with Jeff Keller Realty, a Century 21 realtor in Augusta, to advertise some of its brokerage listings in HOMES BY OWNERS. Jeff Keller Realty purchased a full page advertisement in each of the July and August 2001 issues to advertise available residential properties for which it was acting as broker. Jeff Keller Realty also is willing to give persons making FSBO listings in HOMES BY OWNERS the right to apply their payment to Homes against any brokerage commission it may receive if its services are ultimately used in effecting sale of the property. Jeff Keller Realty is willing to do this, charging approximately a half commission, 3-3 1/2 %, because there is no need to split a normal commission (6-7%) with a listing broker. These arrangements are verbal, not having been reduced to writing.

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         The Company has contemplated establishing or acquiring a realtor to gain the full benefits of the synergy with a realtor. The Company has had discussions with individuals with a view to establishing its own realty company and with existing realty companies with a view to an acquisition or merger. None of these discussions has led to an appropriate agreement. There are no current ongoing discussions in this regard with realtors or realty companies.

         The Company believes that, in fact, there is a natural affinity between realtors and FSBO magazines. It believes a realty operation can otherwise benefit from access to the product stream generated by a FSBO magazine operation. For example, a realtor has the opportunity to identify distressed sale situations that can be acquired by the realtor at favorable prices.

         The Company believes that there are few, if any, business operations, other than those of the Company, that combine a FSBO magazine, a sophisticated website, a relationship with a realtor and a mortgage company. Such a package of services caters to the full needs of buyers and sellers of residential properties. The current structure of the Company reflects the partial fulfillment of such an integrated operation. As the Company gains experience with such an operation, it believes it would be feasible to franchise or joint venture such operations outside the Augusta/Aiken metropolitan area. There are no current plans or arrangements for such expansion, although Business Marketing, which is sharing in the expense of HOMES BY OWNERS, has expressed an interest in producing magazines in other Georgia and South Carolina areas (see DESCRIPTION OF BUSINESS - CURRENT SITUATIONS AND KEY DEVELOPMENTS).

         There is nothing proprietary in the Company's concept of such an integrated operation. If the Company were to successfully establish such integrated operations in the Augusta/Aiken metropolitan area or elsewhere, it anticipates that it would be met with competition by realtors, FSBO magazine owners and others with substantially greater resources than the Company. This competition could deny or restrict the ability of the Company to successfully deploy its desired integrated operation.

         The Company currently lacks the resources to expand the operations of Homes and its magazine, HOMES BY OWNERS, sufficiently to enable its operation to become profitable, much less engage in franchises or joint ventures. As a result, it is considering a sale of the magazine or, preferably, a joint venture that would involve the funding of HOMES BY OWNERS until its operation becomes profitable. Although the Company has been in discussions with various persons concerning a sale or joint venturing of HOMES BY OWNERS and its related website, and its current arrangement with Business Marketing provides funding for approximately one-half the direct expenses of producing HOMES BY OWNERS magazine, there are no commitments or agreements for any such sale or joint venture.

BUSINESS OF DIRECT LENDING, INC.

         Direct is a mortgage company. It locates sources of capital willing to grant home mortgage loans to customers of Direct. Direct acts as a broker and is paid a fee by the customer upon the closing of a loan to a customer. These payments result from origination fees and yield spread income totaling approximately $2,000 in the case of most of the loans closed by Direct.

         Bill Slocumb, a Vice President of HOM and President of Direct, who was Direct's only full time employee, resigned effective August 10, 2001. He had been compensated solely through 50% of the commissions received by Direct at mortgage closings and had been allowed a draw against commissions, which draw arrangement was terminated early in August 2001. Mr. Slocumb's draw aggregated $5,537 when he resigned, which amount the Company does not anticipate recovering. Direct has agreed with Jeff Grossman, who has had substantial experience in the mortgage business and who may act through his consulting company, Landmark and Consulting Management, as an independent contractor, to oversee mortgage financings for Direct for which he will receive a commission, without draw, of 15% of the first $3,000 of Direct's mortgage revenue in any month, 25% of the next $4,500 and 30% of the excess of $7,500. That arrangement is in the process of being reduced to writing. In addition, a commission of 30% will be available to compensate loan originators, including Mr. Grossman, who identify customers seeking loans. Administrative support is provided principally through a portion of the time of Theresa A. Varin, Secretary-Treasurer of the Company.

         Sources of capital that have provided home mortgage loans to customers of Direct include finance companies, banks and wholesale lenders. Direct has experience in dealing with potential sources of capital, and seeks loans where it believes it will have the greatest success. Most of the lenders, and all the recent lenders, have been entities that are willing to underwrite high risk loans, often to customers with impaired credit ratings. Direct seeks customers principally by contacting realtors in the Augusta/Aiken metropolitan area that have clients that need mortgage financing to be able to purchase homes. Direct also is in touch with persons who insert listings in HOMES BY OWNERS to determine if persons purchasing FSBO homes need financing. Direct, in early Spring 2001, came to an understanding with Americas Choice, a mortgage company that specializes in Veterans Administration financings, that Americas Choice would, for a fee payable if Direct is able to arrange a mortgage, refer to Direct on a non-exclusive basis potential customers who are seeking loans of a type not handled by Americas Choice. Direct believes such referrals could materially enhance its access to potential borrowers on a cost effective basis, although it has no assurance that this will occur. This understanding, however, has not been reduced to an agreement, and no referrals have been made. Direct will negotiate the specific arrangements and fees when referrals are actually made.

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         When a lending institution indicates an interest in providing a loan to a Direct customer, Direct provides the appropriate documents and supervises their completion and the various steps needed to complete the loan. Direct attends the closing of the loan. Direct provides value by facilitating the entire loan process. It receives a commission, which normally is approximately $2,000, when, and only when, the loan closes.

         The mortgage business in the Augusta/Aiken metropolitan area was adversely affected during much of 1999 and 2000 by rising mortgage rates. Rising interest rates particularly affect the refinancing of mortgage loans. Refinancings occur when interest rates drop, so that home owners can save money through changing to mortgages with interest rates lower than those of the mortgage to which their property is subject. Mortgage interest rates have declined in late 2000 and this year. Direct is experiencing substantially increased inquiries concerning mortgage financing, and the Company believes its business should improve. Direct has closed mortgage loans as follows:

                                                         Number of Mortgage
                   Period                                   Loans Closed
                   ------                                   ------------
         January 1-September 30, 1999*                           9
         October 1. 1999-September 30, 2000                      14
         October 1-December 31, 2000                             4
         January 1-March 31, 2001                                1
         April 1-June 30, 2001                                   2
         July 1-August 17, 2001                                  0

---------------
*  Prior records unavailable
----------------------------

         The Company believes that Direct's mortgage business is assisted by Home's FSBO business, which produces customers. In turn, Direct's mortgage business assists Home's FSBO by facilitating mortgage financing for purchasers from Home's customers. Nevertheless, Direct's business is not currently profitable and it would need to increase to at least 3 or 4 mortgage loan closings a month to reach a break even point, of which there is currently no assurance. Because the expenses of Direct are not great, the Company will continue the Direct operation currently even though it is not profitable. It will not, however, seek to develop Direct's business, other than through the general efforts of the new individual, who is being compensated solely on a commission basis. The Company plans to revisit the Direct situation within a year to determine the action to be taken in light of the business and operations of the Company at that time.

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COMPETITIVE SITUATION OF DIRECT LENDING, INC.

         The mortgage brokerage business is highly competitive. Many mortgage borrowers deal directly with institutions, such as banks and savings and loan associations, so that mortgage brokers are not used at all. Most mortgage brokers are more established, larger and better capitalized than Direct.

         As a result, Direct tends to get customers whose credit is not good and otherwise present borrowing difficulties. This requires a more extensive effort on the part of Direct to find lenders, if any, which will accept the risk of the loan. It also increases the probability that a lender ultimately will decide not to provide a loan to a customer, even after Direct has invested substantial effort in connection with the proposed borrowing. Direct estimates that 20-30% of the customers who duly complete mortgage applications through Direct, which represent not more than 5% of persons who initially seek loans through Direct, close the loan they seek.

GOVERNMENT REGULATION OF DIRECT

         As a mortgage broker, Direct is required to be licensed. It is licensed in Georgia and, until recently, also in South Carolina. The Company voluntarily surrendered its South Carolina license because the added expense of personnel, an office and compliance with the regulatory laws made profitable operation in South Carolina unlikely in the near term. It believes that the cessation of its mortgage activities in South Carolina, therefore, will not materially adversely affect its business results. The Company believes that Direct could be re-licensed in South Carolina, if that were desirable.

COMPANY EMPLOYEES AND OTHER WORKERS

         The Company has two employees and several independent contractors. HOM's Chairman and Chief Executive Officer, Robert S. Wilson, is currently serving full time without receiving compensation, although the Board of Directors of the Company has authorized a salary of $72,000 a year. The Company is accruing the salary and related benefits on a monthly basis from April 1, 2001.

         HOM's Secretary-Treasurer, Theresa A. Varin is principally responsible for producing HOMES BY OWNERS magazine and performs administrative and clerical services for the Company. Homes has recently made arrangements with two independent contractors to solicit business for Homes, one as a telemarketer. They will receive commissions of 25% on advertisements and listings for HOMES BY OWNERS magazine. Homes has another independent contractor who distributes the magazine in the Augusta/Aiken metropolitan areas.

         Direct has no employees. It is entering into arrangements, not yet embodied in a contractual document, for Jeff Grossman, an independent contractor, to oversee its mortgage business. SEE BUSINESS OF DIRECT LENDING, INC.

MISCELLANEOUS

         The Company is not dependent on any particular customer or customers or any particular supplier or suppliers. It currently holds no patents, trademarks, licenses, franchises or concessions, and it has no royalty agreements or labor contracts. The Company has made no expenditures on research and development activities, although it continually is attempting, with its limited resources, to improve the quality of its products and services. It has had no costs of compliance with, and has not been affected by, environmental laws.

RISK FACTORS RELATING TO THE COMPANY'S BUSINESS

         Because of the recent inception, current lack of profitability and nature of the Company's business, it encounters many risk factors. Each of these factors, as well as matters set forth elsewhere in this Form 10-SB, could adversely affect the business, operating results and financial condition of the Company. References herein to this Form 10-SB are to the original Form 10-SB filed by the Company with the Securities and Exchange Commission on February 9, 2001, as it may have been or be amended from time to time.

Short Operating History - No Assurance of Profitability

         The Company has a short operating history. Although Direct commenced its mortgage business in 1997, original management was replaced in the latter part of 1998 and its present ownership dates from early 1999. See CORPORATE DEVELOPMENT. Homes' magazine, HOMES BY OWNERS, commenced in January 2000. The operations of neither Direct nor Homes are currently profitable. The Company has encountered unforeseen costs, expenses, problems, difficulties and delays frequently associated with new ventures, and these may continue. There is no assurance that the Company's business ventures will be successful or that the Company will be able to attract and retain sufficient customers to attain its goals. The Company anticipates that its operating expenses will increase if and as its business expands, and it will need to generate revenues sufficient to offset not only its present expenses but these additional expenses to achieve profitability.

Competition Could Negatively Affect Revenues

         The business of the Company is highly competitive. See COMPETITIVE SITUATION OF HOMES BY OWNERS, INC. and COMPETITIVE SITUATION OF DIRECT LENDING, INC. Additional competitors may also enter the market and future competition may intensify. Most of these competitors have substantially greater financial resources than the Company, and they and their capital providers may be able to accept more financial risk than the Company and its capital providers prudently can manage.

Concentration of Share Ownership Gives Insiders Control

         The Company's two directors own 33.0% of the Company's outstanding common stock as of August 17, 2001, and, with three other principal shareholders, own 60.5%. As a result, these persons can determine the outcome on all matters submitted to the shareholders, if they act together. This concentration of share ownership (even though, to the best of the Company's knowledge, there are no agreements or undertakings for them to act in concert) may: (i) delay or prevent a change in control of the Company; (ii) impede a merger, consolidation, takeover or other business involving the Company; or
(iii) discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Need for, and Possible Difficulties in Securing, Future Funding, Directly or through an Alternative Transaction

         The Company will have to secure future funding within the next 3 to 6 months, either debt or equity, in order to finance its activities. Such funding will continue to be needed unless and until the operations of the Company become self-sustaining. There can be no assurance that any such funding will be available to the Company or that, if it is, it will be available on terms favorable to the Company. At the present time, the Company does not have access to material additional capital. Since the present management of the Company acquired Direct in the latter part of 1998, it has financed much of its operations from the sale of stock to Robert S. Wilson, Chairman of HOM, and to Bryce N. Batzer, a director of HOM, and to a limited number of principal investors, and it has borrowed $20,000 from a bank with a guarantee by Mr. Wilson and $15,000 from each of Mr. Batzer and David R. Baker, a partner of counsel to the Company. It is unlikely that these funding sources will be sufficient to satisfy the Company's future, increasing financing demands. Accordingly, the Company may have to seek additional funding from other outside sources or, in the alternative, seek a sale, merger or other transaction with a stronger entity able to fund the Company. There can be no assurance that outside funding or an alternative transaction will be available to the Company at the time and in the amount to satisfy the Company's needs, or, if such funding or alternative transaction is available, that it will be available on terms favorable to the Company. If HOM issues additional shares of common stock, current shareholders may experience immediate and substantial dilution in their ownership of HOM's shares, or, in the case of an alternative transaction, will receive securities in a continuing entity providing them relatively lesser rights than they now possess. In case of a sale, shareholders' proceeds may be limited. In the event HOM issues securities or instruments other than common stock, it may be required to issue such instruments with greater rights than those currently possessed by holders of HOM's common stock. If a transaction directly involved Homes or Direct, current HOM shareholders might lose or be diluted in their individual interests in Homes or Direct.

Possibility that the Company May Not Be Able to Continue as a Going Concern

         The Company has realized only limited revenue since it commenced business. It has not yet established sources of revenue sufficient to cover its operating costs. For the years ended September 30, 2000 and 1999, the Company had net losses of $394,039 and $87,592, respectively and for the nine months ended June 30, 2001 and 2000, had net losses of $195,241 and $257,326, respectively. The Company's accumulated deficit at June 30, 2001 was $730,930. The Company's management has included a statement in NOTE1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES in the NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS set forth in Part F/S of this Form 10-SB that the Company's "ability to continue as a going concern is dependent upon its ability to raise sufficient capital to implement its business plan and to generate profits sufficient to become financially viable." In rendering its report on the Company's financial statements (see REPORT OF ELLIOTT DAVIS, L.L.P., INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS), the auditors of the Company's financial statements have referred to the statement in Note 1 as to the uncertainty of the ability of the Company to continue as a going concern and stated that "[T]he financial statements do not include any adjustments that might result from the outcome of this uncertainty." Although management of the Company believes it can continue to raise some capital through private sales of equity, principally from current investors in the Company, until the Company's operations are profitable or it enters into a transaction with another entity that would fund the operations of the Company, there is no assurance that the Company will be successful in doing so and that the Company can continue in business. The Company does not currently have immediate access to material additional capital.

Possibility That No Public Market or Only a Limited Public Market will be Established for the Common Stock of HOM

         HOM's common stock and Direct's common stock, which HOM's common stock has automatically been replaced as a result of the reorganization of the Company, see BUSINESS DEVELOPMENT, have never been traded in a recognized public market. The transfer agent of the common stock of Direct, which will be the transfer agent of the common stock of HOM, is implementing the exchange of certificates of common stock of HOM for certificates of common stock of Direct. The Company intends to submit to the NASD in the near future an application to have HOM's common stock traded in the over-the-counter market and included on the OTC Bulletin Board. If, for any reason, HOM's common stock is not found eligible for trading on the OTC Bulletin Board, the Company will have to apply for and be accepted and listed in the "pink sheets" in order to have HOM's common stock quoted and traded by broker-dealers. This could severely limit the liquidity of the trading market in HOM's common stock and have an adverse effect on the price of the shares. Even if HOM's common stock is accepted for trading on one of these markets, there can be no assurance that there will be market makers willing to make a market in HOM's common stock, in which case a public market for HOM's common stock would not develop. If a public market for HOM's common stock does develop, there can be no assurance that it will be substantial or sustained.

Limited Access to Qualified Personnel

         To be effective, the Company needs persons with skills necessary to produce the magazine, maintain its website and process and close mortgage loans. It also needs persons with the ability to procure real estate listings and advertisements for the magazine and to secure potential mortgage borrowers. The Company lacks the resources to train personnel, so it needs to find persons with the required experience, understanding, ability and effectiveness. The Company's financial position makes this difficult. See COMPANY EMPLOYEES AND OTHER WORKERS. The inability to attract and retain appropriate personnel would have a materially adverse effect upon the Company and its operations.

Legal and Regulatory Risk

         In our modern society, the laws and regulations, including securities laws and regulations, applicable to the Company's business and operations are extensive and complex. As a start up business with limited personnel and funding, the Company has taken actions without being able to fully ascertain their legal effect and potential conflict with applicable law and regulation. The Company believes that this situation often pertains to minimally funded new businesses that are in the position of the Company. As a result, actions taken by the Company could subject it to regulatory review and challenge, and involve it in legal or administrative proceedings, that could have a material adverse affect on the Company.

Forward Looking Statements and Cautionary Words

         This Registration Statement contains forward-looking statements, including such statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such forward-looking statements speak only as of the date of this Registration Statement or the amendment thereto in which they appear, as the case may be. The Company expressly disclaims any obligation or undertaking to release publicly any updates of revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. In addition, particular attention is called to cautionary words such as "may," "will," "expect," "anticipate," "estimate" and "intend" where they appear herein.

Item 2. Management's Discussion and Analysis

         The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Form 10-SB.

         The Company's financial position is not good. It has never earned a profit, has incurred an accumulated deficit of $730,903 as of June 30, 2001 and does not believe that it has immediate access to material additional capital other than through completion of the financing contemplated in connection with the transactions contemplated in the Letter of Intent referred to at the end of this paragraph, as to which there can be no assurance. See BUSINESS OF HOMES BY OWNERS, INC. and BUSINESS OF DIRECT LENDING, INC. Revenues of the magazine, HOMES BY OWNERS, will need to improve substantially and/or the number of mortgage closings will need to increase substantially for the Company to survive in its present form. If the Company is unable to do this, it will not be able to continue as a going concern. See NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES in the Notes to the Consolidated Financial Statements set forth in Part F/S of the Form 10-SB. The Company has reduced its annual expenses an estimated $40,000 a year since December 2000, (i) by moving to smaller and less expensive premises and (ii) by replacing the employee who handled the production of HOMES BY OWNERS through the performance of his functions by other Company personnel. These expense reductions, however, do not eliminate the Company's current operating deficits. Although there has been a recent increase in customer interest in mortgage financings, believed to be a result of declining interest rates, there can be no assurance that the Company can survive with its present operations. The Company, therefore, is seeking a merger or other business combination or strategic alliance with a stronger partner that would be attracted by the business potential and/or the business structure of the Company, including its situation as an entity whose common stock has been registered under Section 12(g) of the Securities Exchange Act of 1934. In this regard, HOM has entered into a Letter of Intent with Connectivity and Mobile.com (see SUMMARY OF CURRENT SITUATION AND PARTICULAR DEVELOPMENTS). If the transactions contemplated in the Letter of Intent are consummated, as to which there can be no assurance, the Company believes that steps necessary for the current survival of the Company will have been taken. Apart from the transactions contemplated in the Letter of Intent, there is no merger, other business combinations or strategic alliance as to which the Company has any commitments or agreements.

         The Company currently and during its existence has lacked liquidity as a result of its lack of initial financing and its continuing operating deficits. It has maintained its ability to pay expenses through the sale of its common stock from time to time, principally to its directors who have made multiple investments. See RECENT SALES OF UNREGISTERED SECURITIES. It is anticipated that the Company will remain dependent on such funding, as to which there is no assurance that it will continue, until it is able to arrange a financing of the Company or it is able to arrange a merger, joint venture or other strategic alliance with a financially sound entity, as to which there is no assurance. The Company has no material commitments for capital expenditures and has no need, in its present operations, to make material capital expenditures.

RESULTS OF OPERATIONS

         o Nine months ended June 30, 2001 compared with nine months ended June 30, 2000:

         Revenue decreased $5,121 from $55,556 to $50,435, or 9.2%, as a result of a decrease in mortgage loans closed from 12 to 7, resulting in a decrease of revenue from mortgages of $14,971 from $32,641 to $17,670, or 45.7%, offset in part by an increase in income from HOMES BY OWNERS, which was not published in the first three months of the 2000 nine months period, and its associated website of $9,850 from $22,915 to $32,765, or 43.0%. See BUSINESS OF HOMES BY OWNERS, INC. for a breakdown of income between residential property owners and other advertising.

         The operating loss decreased $62,934 from $255,472 to $192,538, or 24.6%, principally as a result of decreases in advertising of $77,920, which is attributable to a reduction in radio advertising. Lesser decreases occurred in office expense; website maintenance; salaries, commissions and benefits; magazine printing, and rent. The decreases were partially offset by an increase of $16,841 in professional fees and lesser increases in travel, other, depreciation and utilities and telephone, together with the decrease in revenue noted above.

         o Year ended September 30, 2000 compared with Year ended September 30, 1999:

         Revenues decreased $17,483 from $78,808 to $61,325, or 22.2%, primarily as a result of a substantial decrease in the number of mortgage financings closed. The decrease of $43,647 of mortgage revenues resulting from a decrease in mortgages closed in fiscal 1999 (the exact number being unknown due to the unavailability of records prior to January 1, 1999) to 11 in fiscal 2000 was partially offset by revenues of $26,164 from the magazine, HOMES BY OWNERS, and its associated website.

         The operating loss increased $305,186 from $86,680 to $392,046, or 352.0%, the loss of the mortgage operations of Direct increasing $84,030 from $86,680 to $170,710, or 96.9%, and the real estate advertising business of Homes losing $221,336 for the year ended September 30, 2000, it not having been in business during the year ended September 30, 1999. Depreciation increased $8,061 from $4,010 to $12,071, or 201.0%, as a result of the acquisition of assets by

Homes, which was partially offset by a reduction in assets held by Direct to be depreciated. Capital additions increased $37,017 from $10,099 to $47,116, or 366.5%, principally as a result of the creation of the website, resulting in capital additions for Homes in the amount of $45,116, in the year ended September 30, 2000, which was partially offset by a reduction in the capital additions by Direct from $10,099 to $1,559. Property and equipment, net, increased $35,045 from $10,956 to $46,001, or 319.9%, almost entirely as a result of the assets acquired by Homes in the year ended September 30, 2000.

         Operating expenses increased $287,883 from $165,488 to $453,371, or 173.9%. The largest portion of this increase resulted from advertising expenses, which increased $119,887 from $11,617 to $131,504, or 1,033.2%. This increase resulted primarily from the costs of national radio advertising seeking interest from realtors and others outside the Augusta/Aiken metropolitan area to implement, under the Company's supervision, the approach of the Company in combining the magazine, a website, realtor participation and a mortgage company. This advertising program was funded by the issuance of 240,000 shares of Direct common stock (now HOM common stock) valued at $0.50 per share (at least twice the amount at which most other shares of Direct or HOM common stock have been issued) for radio time priced at standard rates.

         The second largest increase was in professional expenses, which increased $76,541 from $2,025 to $78,566, or 3,779.8%. Legal costs, which were $63,003 in fiscal 2000, represented the largest portion of professional expenses. These legal costs related to changes in the organizational structure of the Company, the incorporation of new entities to facilitate those changes, review and completion of the corporate records of the companies constituting the Company and attention to various transactions undertaken and contemplated. In addition, the preparation of business plans and their revision represented new expenditures, and bookkeeping and accounting fees increased to some extent. Legal fees are anticipated to continue at substantial levels in view of the filing of this Form 10-SB effecting registration of HOM's common stock and the resulting legal and accounting costs of compliance with securities laws and the rules and regulations thereunder. In particular the necessity of making periodic filings and compliance with applicable proxy rules in connection with shareholder action may involve substantial costs.

         Magazine printing expenses, $19,269 in 2000, were non-existent in 1999 because production of the magazine commenced in December 1999 during the 2000 fiscal year.

         Salaries and commissions increased $19,009 from $77,039 to $96,048, or 24.7%, principally due to the commencement of operations by Homes.

         Rental expenses, including electricity and the telephone system, increased $17,216 from $9,986 to $27,202 or 172.4%. The Company rented additional office space in February 2000, resulting in an increase of rent from $1,200 to $1,850 per month.

         Website maintenance of $14,550 in 2000 was non-existent in 1999 because the website was not established until 2000.

         Telephone and utilities expenses increased $8,942, from $9,660 to $18,602, or 92.6%, because of the communication costs associated with Homes, which was organized in fiscal 2000. These expenses were partially offset by a reduction in the telephone expenses of Direct.

         Depreciation and amortization increased $8,061, from $4,010 to $12,071, or 201.0%, principally as a result of additional assets acquired by the Company during 1999 and 2000, so that the assets to be depreciated were substantially greater in 2000 than in 1999.

         Travel expenses increased $7,280 from $688 to $7,968, or 1,058.1%, as a result of the substantially increased travel by Company personnel and consultants in 2000 as compared with 1999.

         Miscellaneous expenses increased $2,635 from $4,832 to $7,467, or 54.5%, as a result of the increased activities of Homes, partially offset by the decreased activities of Direct.

         Office expenses declined $(5,507) from $45,631 to $40,124, or 12.1%, largely as a result of decreased operations of Direct partially offset by the increased operations of Homes.

         Interest expense increased $1,081 from $912 to $1,993, or 118.5%, as a result of increased borrowing in 2000.

NET OPERATING LOSS CARRYFORWARDS FOR TAX PURPOSES

         The Company has net operating loss carryforwards as at September 30, 2000 totaling $149,805 that may be offset against future taxable income until 2018, 2019 and 2020. In view of the losses sustained in the nine months ended June 30, 2001, the net operating loss carryforwards will have increased as of that date. This amount, together with $8,826 relating to intangible assets and $909 relating to property and equipment resulting from differences in reporting for income tax and financial statement purposes, or a total of $159,540 as of September 30, 2000, are assets of the Company that may be used against future taxable income. For financial statement purposes, a valuation allowance of $159,540, or 100%, has been taken against those assets as of September 30, 2000. In effect, a larger valuation reserve is being taken against the larger amount of such assets as of June 30, 2001. There can be no assurance that these deferred tax assets can ever be used. A deferred tax asset can be used only if there is future taxable income, as to which there can be no assurance in the case of the Company. The deferred tax asset, therefore, is not reflected as an asset of any value in HOM's Consolidated Balance Sheet as of September 30, 2000 or June 30, 2001, but it nevertheless is a valuable asset that can be utilized if the Company becomes profitable.

LIQUIDITY

         With the recurring losses and continued demand on cash flow by operating and investing activities, there can be no guarantee of the Company's liquidity. Since it began operations, the Company's cash flow needs have been funded by its financing activities. Specifically, the Company has drawn upon a few investors to infuse capital to fund operations. Current and continued operations are dependent on the continued funding of such capital until the Company's revenues increase to a level sufficient to cover its operations. However, there can be no assurance that such funding will continue or that revenues will increase. The Company has no material commitments for capital expenditures and has no need, in its present operations, to make material capital expenditures.

ACCOUNTING AND REPORTING CHANGES

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations." SFAS No. 141 addresses accounting and reporting for all business combinations and defines the purchase method as the only acceptable method. The statement is effective for all business combinations initiated after June 30, 2001. The Company plans to account for the contemplated business combinations in accordance with SFAS No. 141.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for at their acquisition (except for those acquired in a business combination) and after they have been initially recognized in the financial statements. The statement is effective for all fiscal years beginning after December 15, 2001. The Company believes the effect of SFAS No. 142 will not have a material impact on the financial position of the Company.

         Other accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Item 3. Description of Property

         The Company leases its premises at 4210 Columbia Road, Suite 10C, Martinez, Georgia for an annual rental of $9,600, including electricity and garbage removal. The Company does not otherwise own, lease or invest in real property, although it may do so in the future.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, to the best of the Company's knowledge, as of August 17, 2001 with respect to each person known by the Company to own beneficially (as such term is defined in Item 403 of Regulation S-B under the Securities Exchange Act of 1934) more than 5% of the outstanding HOM common stock, each director, each executive officer and all directors and officers as a group. If the transactions contemplated in the Letter of Intent (See SUMMARY OF CURRENT SITUATION AND PARTICULAR DEVELOPMENTS) are consummated, HOM common stock would be issued to the shareholders of Connectivity, Inc. in an amount that would constitute 56% of the outstanding HOM common stock after such issuance. Based on the number of shares of HOM common stock currently outstanding, 4,465,576 shares of HOM common stock would be issued, resulting in a change of control of the Company to the current shareholders of Connectivity, Inc. There can be no assurance that the transactions contemplated in the Letter of Intent will be consummated.



Name and Address of Beneficial Owner (1)        Amount and Nature of        Percent of Class (2)
---------------------------------------         Beneficial Ownership        --------------------
                                                --------------------
Robert S. Wilson(a)
4210 Columbia Road, Suite 10C
Martinez, GA 30907                                      621,814(3)                    17.7%

Bryce N. Batzer(b)
629 Southwest 6th Street, Apt. 31
Pompano Beach, FL 33060                                 538,672(4)                    15.4%

Theresa A. Varin(c)
4210 Columbia Road, Suite 10C
Martinez, GA 30907                                        1,600                       (5)

Carmine Cacciavillani
25 Fairfield Road
Clifton, NJ 07013                                       350,000                       10.0%

David R. Baker
One Independence Plaza, Suite 322
Birmingham, AL 35209                                    332,279(6)                     9.5%

B. Michael Pisani
44 Lake Road
Short Hills, N.J.  07078                                280,940                        8.0%

All directors and executive officers as a group       1,162,086                       33.1%


----------
         (a)   Director and executive officer
         (b)   Director
         (c)   Executive Officer

(1) Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole investment and voting power over the shares indicated above.

(2) Based upon 3,508,667 shares of common stock outstanding on August 17, 2001.

(3) Includes 13,100 shares registered in the name of Judith C. Wilson, Mr. Wilson's wife, as to which Mr. Wilson disclaims beneficial ownership. It does not include 88,000 shares registered in the name of Bradley C. Wilson; 40,290 shares registered in the name of Jeffrey R. Wilson and 40,000 shares registered in the name of Keith M. Wilson, Mr. Wilson's adult sons who do not reside with him, and 2,000 shares registered in the name of Keith M. Wilson, custodian for Brett M. Wilson, Mr. Wilson's grandson, as to all of which Mr. Wilson disclaims beneficial ownership, and in none of which he has voting or dispositive power.

(4) Includes 3,201 shares registered in the name of Bryce N. Batzer, trustee under the Norma M. Batzer Exemption Trust, for the benefit of Mr. Batzer's children, as to which he disclaims beneficial interest. Does not include 100,000 shares registered in the name of David B. Batzer and Florence M. Batzer, joint tenants; 100,000 shares registered in the name of David B. Batzer, and 30,000 shares registered in the name of Ken Batzer, David B. Batzer and Ken Batzer being Bryce N. Batzer's adult sons who do not reside with him, as to all of which Mr. Batzer disclaims beneficial ownership and in none of which he has voting or dispositive power.

(5) Less than .1%.

(6) Includes 92,279 shares registered in the name of Baker, Johnston & Wilson LLP and beneficially owned by BJW Investments, LLC, which is wholly-owned by Baker, Johnston & Wilson LLP, of which Mr. Baker is a partner. BJW Investments, LLC has investment and voting power over such shares, which Mr. Baker, with his partners, jointly direct. Mr. Baker's partners have majority power in effecting such directions. Mr. Baker has a proportional beneficial interest in such 92,279 shares, which is not fully determined but will not exceed 50%.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers and directors of HOM are as follows:

               Name                Age                     Position
               ----                ---                     --------
         Robert S. Wilson          78         Chairman of the Board of Directors
                                                  and Chief Executive Officer

          Bryce N. Batzer          80                      Director

          Theresa A Varin          33                 Secretary-Treasurer


         No arrangements have been made, including nominations, for any other person to become a director of HOM, although management would be receptive to additional, appropriate directors, which management believes would strengthen HOM. All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one-year terms. The Company does not know of any agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors of HOM or any of its subsidiaries or any committee thereof. Any non-employee director of HOM or its subsidiaries is reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors, although no such committee has been established. Each executive officer of HOM is appointed by and serves at the discretion of the Board of Directors.

         If the transactions contemplated in the Letter of Intent (see SUMMARY OF CURRENT SITUATION AND PARTICULAR DEVELOPMENTS) are consummated, Connectivity, whose shareholders would hold 56% of the HOM common stock, would be entitled to appoint 4 out of 6 directors, which would result in a change of control of HOM. There can be no assurance that the transactions contemplated by the Letter of Intent will be consummated.

         None of the officers or directors of HOM is currently an officer or director of a company required to file reports with the Securities and Exchange Commission, other than HOM.

         The business experience of each of the persons listed above during the past five years is as follows:

         Robert S. Wilson has been Chairman of the Board and Chief Executive Officer of HOM since its incorporation in July 2000, has been a director and Chairman of the Board of Directors since September 30, 1998, becoming Chief Executive Officer on July 31, 2000 following the resignation of the then President of Direct, and has been Chairman of the Board and Chief Executive

Officer of Homes from April 22, 2000, having been the director of Homes from its incorporation in December 1999. Mr. Wilson was Chairman of Apple Homes Corporation, the former parent of Direct, from 1993 until his resignation on June 30, 1999. Prior thereto, he was, for many years, a stockbroker.

         Bryce N. Batzer retired as president of Plastiline, Incorporated, a manufacturer of plastic pipefittings and valves, in 1977 and now manages his personal investments. He was a director, a member of the executive committee and chairman of the loan committee of Florida Coast Banks, Incorporated from 1962 to 1988. He is and has been since 1986, a director and corporate secretary of American Marine Products, Inc., Pompano Beach, Florida, a manufacturer of marine windshields, windows and doors. He also is managing partner (i) and has been since 1979, of Energy Conversion Associates, which owns and operates a warehouse complex in Pompano Beach, (ii) and has been since 1981, of Delray Associates Ltd, which owns a 99 year ground lease under the recreation area of a 256 unit condominium located in Delray Beach, Florida, and (iii) and has been since 1986, of the 57th Avenue Group, which owns a restaurant building leased to Miami Sub Corp., located in Pompano Beach, Florida.

         Theresa N. Varin has been Secretary-Treasurer of HOM since April 27, 2001 and was designated as an executive officer of HOM on June 27, 2001. Prior thereto since June 16, 2000, she was Assistant Secretary-Assistant Treasurer of HOM. She was employed by the Company in February 2000 as an administrative assistant. From July 1997 to October 1999, she was a Customer Service Representative of Community Bank, an affiliate of Bank of America, in Hanau, Germany. Prior thereto, from August 1995 to September 1996, she was a Customer Service Representative with Babies R Us in Martinez, Georgia.

         Robert S. Wilson may be deemed to be a promoter of the Corporation. See
Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - PROMOTER AND CONTROLLING PERSONS. Robert S. Wilson and Bryce N. Batzer may be deemed the controlling persons of the Company in view of their positions as directors and the largest shareholders of the Company.

Item 6. Executive Compensation

         As of September 30, 2000, no employee of the Company has earned in excess of $50,000 per annum.

         Robert S. Wilson, Chairman and CEO of HOM, received minimal compensation in cash and common stock of Direct, which has become common stock of HOM, or common stock of HOM, as set forth in the following table. The Board of Directors of HOM has authorized compensation to Mr. Wilson of $72,000 a year effective April 1, 2001. It is not contemplated that compensation will be paid to Mr. Wilson until the cash flow of the Company can accommodate such payment, although the Company is accruing the authorized salary and related benefits on a monthly basis beginning April 1, 2001.

         The following table sets forth all compensation paid by the Company for services rendered to the Company for the fiscal years ended September 30, 2000 and 1999 to the persons indicated. No compensation was paid by the Company to either person for the year ended September 30, 1998.

                                Summary Compensation Table

                                                   Cash                 Stock              All Other
Name and Principal Position       Year         Compensation         Compensation (1)      Compensation
------------------ --------       ----         ------------         ----------------      ------------
Karen Stein                       2000          $7,685              $2,875(2)                 $-0-
President and C.E.O.              1999          33,162                 -0-                     -0-
Direct Lending, Inc. (3)

Robert S. Wilson                  2000          $5,192               $  -0-                   $-0-
Chairman and C.E.O.               1999           -0-                 $11,911                   -0-
HOM Corporation (4)


---------------

(1) Stock issuances and common stock of Direct until July 5, 2000, when the merger of Direct into a subsidiary of HOM was effective and HOM became the investor owned company.

(2) The stock compensation shown for Karen Stein in 2000 consisted of 11,500 shares of Direct common stock valued at $0.25 per share. These shares have been purchased by Robert S. Wilson, Chairman and Chief Executive Officer of HOM, at the valuation price.

(3) Karen Stein was the President and Chief Executive Officer of Direct, which was then the investor owned company, from September 30, 1998 until her resignation effective July 31, 2000.

(4) Robert S. Wilson has been Chairman and Chief Executive Officer of HOM since its Consent of Directors of HOM Corporation in lieu of a first meeting of directors, effective June 16, 2000. HOM became the investor owned company, with Direct as a subsidiary, when Direct merged with a subsidiary of HOM effective July 5, 2000.

         The preceding table does not include any amounts for noncash compensation, including personal benefits, paid to the Company's C.E.O. The Company believes that the value of such noncash benefits and compensation paid during the periods presented did not exceed the lesser of $50,000 or 10% of the cash compensation reported for them.

EMPLOYMENT AGREEMENTS

         As of the date thereof, the Company has not entered into any employment contracts with any of its employees, officers or directors. The Company has not had a bonus, profit sharing, stock option, or other compensation or deferred compensation plan for the benefit of its employees, officers or directors.

Item 7. Certain Relationships and Related Transactions

PARTICULAR TRANSACTIONS

         There have been no transactions during the last two years between the Company and any officer, director, nominee for election as director, or any shareholder owning more than 5% of the Company's outstanding shares, or any member of any such individual's immediate family, as to which the amount involved in the transaction or a series of similar transactions exceeded $60,000, except as set forth below.

FISCAL YEAR ENDED SEPTEMBER 30, 1999

         The spin off of common stock of Direct to shareholders of Apple Homes, Inc. of record on March 1, 1999 included the following recipients:

              Individual                      Number of Shares            Value*
              ----------                      -----------------           ------
Robert S. Wilson                                    19,414**              $1,941

Judith C. Wilson, wife of  Robert S.
Wilson                                               5,100                   510

Jeffrey R. Wilson, son of Robert S.
Wilson                                                 290                    29

Bryce N. Batzer                                      9,977                   998

Bryce N. Batzer, as Trustee for his
children                                             3,201                   320

B. Michael Pisani                                      940                    94

----------
* Valued at $0.10 per share, the price at which shares of Direct were sold following the spin off.
** 17,445 shares registered in the name of Robert S. Wilson and 1,969 shares registered in a broker's account for Robert S. Wilson and subsequently transferred to him.

The initial sale of common stock of Direct at $0.10 per share included:


Individual                          Number of Shares of Direct Received       Date Issued          Value
----------                          -----------------------------------       -----------          -----
Robert S. Wilson                                  100,000                      4/12/1999         $10,000

Bryce N. Batzer                                   250,000                      4/12/1999          25,000

David B. and  Florence M. Batzer,
son and daughter-in-law of Bryce
N. Batzer                                         100,000                      4/12/1999          10,000

Ken Batzer, son of Bryce N. Batzer                 30,000                      5/12/1999           3,000


Subsequent sale of or, if indicated, compensation for services or expenses by, common stock of Direct included:


       Individual               Number of Shares           Date Issued        Value
       ----------               ----------------           -----------        -----
Robert S. Wilson                          8,000             6/22/1999        $2,000
                                        112,000             8/14/1999        28,000
                                        -------                              ------
                          Total         120,000                              30,000
                                        -------                              ------

B. Michael Pisani                        40,000             6/22/1999        10,000

BJW Investments, LLC (1)                  6,876             8/14/1999         1,719

----------------
(1) Subsidiary of Baker, Johnston & Wilson LLP, of which David R. Baker is a partner, for legal services and charges.

FISCAL YEAR ENDED SEPTEMBER 30, 2000

         Sale of or, if indicated, compensation for services or expenses by, shares of common stock of Direct included:


        Individual                  Number of Shares         Date Issued       Value
        ----------                  ----------------         -----------       -----
Robert S. Wilson                              56,000          10/5/1999        $14,000
                                              52,000          12/7/1999         13,000 (1)
                                              40,000          4/4/2000          10,000
                                               8,000          4/28/2000          2,000
                                              20,000          6/14/2000          5,000
                                               2,000(2)       6/16/2000            500
                                               -----                               ---
                                   Total     178,000                            44,500
                                             -------
Bradley C. Wilson, son of Robert
S. Wilson                                     48,000           3/15/2000        12,000

                                       25

Keith M. Wilson f/b/o Brett M.                 2,000            12/7/1999          500
Wilson, grandson of Robert S.
Wilson (for services)

Judith C. Wilson, wife of Robert               8,000            12/7/1999        2,000
S. Wilson (for services)

Bryce N. Batzer                              100,000            12/7/1999       25,000
                                               4,286            3/15/2000        1,072
                                              48,740            4/4/2000        12,185
                                              ------                            ------
                                   Total     153,026                            38,257
                                             -------                            ------

B. Michael Pisani                            240,000(3)         10/5/1999      120,000

Carmine Cacciavillani                        125,000(4)         10/5/1999       20,000
                                             100,000(4)         5/15/2000       16,000
                                             -------                            ------
                                   Total     225,000                            36,000
                                             -------                            ------

David R. Baker                               200,000            3/15/2000       50,000
BJW Investments, LLC(5)                       10,748            12/27/1999       2,687
                                              24,655            5/15/2000        6,164
                                              ------                             -----
                                   Total     235,403                            58,851
                                             -------                            ------

------------------
(1) Includes $5,000 for reimbursement of expenses, and $3,000 for guaranteeing a bank loan to the Company of $20,000.
(2) Shares of HOM issued prior to the merger of Direct into a subsidiary of HOM to enable HOM to commence business.
(3) Issued at $0.50 a share for advertising services.
(4) Represents an installment of stock compensation for establishing and maintaining the Homes website as orally agreed in October 1999.
(5) Subsidiary of Baker, Johnston & Wilson LLP, of which David R. Baker is a partner, for legal services and charges. In addition Baker, Johnston & Wilson LLP received cash payment of $10,532 for legal services to, and charges for, the Company.

PERIOD FROM OCTOBER 1, 2000 TO AUGUST 17, 2001

         Sale of, or, if indicated, compensation for services or expenses by, common stock of HOM included:


     Individual              Number of Shares       Date of Issue      Value
     ----------              ----------------       -------------      -----
Robert S. Wilson                     124,000         11/15/2000        $31,000
                                      40,000          1/31/2001         10,000
                                      72,000          2/16/2001         18,000 (1)
                                      64,000          4/27/2001         16,000
                                      ------                            ------
                           Total     300,000                            75,000
                                    --------                            ------

Bryce N. Batzer                        2,468         11/14/2000            617 (2)
                                      20,000          1/2/2001           5,000
                                     100,000          2/6/2001          25,000
                                     -------                            ------
                           Total     122,468                            30,617
                                     -------                            ------

David B. Batzer
Son of Bryce N. Batzer               100,000          6/18/2001         25,000

Carmine Cacciavillani                125,000(3)       1/31/2001         20,000

David R. Baker                        40,000          4/27/2001         10,000
BJW Investments, LLC                  50,000(4)       12/28/2000        12,500
                                      ------                            ------
                            Total     90,000                            22,100
                                      ------                            ------

----------------
(1) Represents $18,000 for conversion of previous advances to the Company.
(2) Expense reimbursement.
(3) Represents the final installment of stock compensation for establishing and maintaining the Homes' website, as orally agreed in October 1999.
(4) Subsidiary of Baker, Johnston & Wilson LLP, of which David R. Baker is a partner, for legal services and charges.

PROMOTER AND CONTROLLING PERSONS

         Robert S. Wilson may be deemed to be a promoter of the Company in view of his role in arranging the spin off of one share of the common stock of Direct for each 10 shares of common stock of Apple Homes, Inc. Mr. Wilson received no compensation or other payments related thereto, although, as a shareholder of Apple Homes, Inc., he received 19,414, and members of his immediate family received 5,390, shares of the common stock of Direct. Mr. Wilson and Bryce N. Batzer may be deemed the controlling persons of the Company in view of their positions as directors and the largest shareholders of the Company. See Item 5. DIRECTORS, OFFICERS, PROMOTERS AND CONTROL PERSONS. HOM has no parents.

Item 8. Description of Securities

COMMON STOCK

         HOM is authorized to issue 50,000,000 shares of common stock, of which 3,508,667 shares are issued and outstanding as of August 17, 2001. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the shareholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Shareholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

TRANSFER AGENT

         The Company has designated OTC Corporate Transfer Service Co., 9 Field Avenue, Hicksville, New York 11801, as its transfer agent.

PREFERRED STOCK

         The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, none of which is outstanding. The preferred stock may be issued in various series and may have preference as to dividends and as to assets in the liquidation of the Company. The Board of Directors of the Company shall establish the specific rights, preferences, voting privileges and restrictions of such preferred stock, or any series thereof. Unless established by the Board of Directors, the holders of preferred stock have no cumulative voting rights.

         The Company does not have any provisions in its charter or By-Laws that would delay, defer or prevent a change in control.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         There is no public market for HOM's common stock. In connection with the registration of HOM's common stock pursuant to this Registration Statement on Form 10-SB, the Company intends to make an application to the NASD for HOM's common stock to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board would permit price quotations for HOM's common stock to be published by such service. Except for the application to the OTC Bulletin Board there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

         The ability of an individual shareholder to trade his or her shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. The Company has no present plans to register its securities in any particular state.

         It is anticipated by the Company that the shares of HOM's common stock will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule, upon commencement of trading in HOM's common stock although there can be no assurance that such trading will commence. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to specified exceptions. Current private sales of HOM's common stock have largely been effected at $.25 per share, so that it is unlikely that a trading market in such shares initially would exceed $5.00. Section 15(g) sets forth requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If HOM's common stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in HOM's common stock and may affect the ability of shareholders to sell their shares.

         As of August 10, 2001, there were approximately 90 holders of record of HOM's common stock, which figure does not take into account the beneficial ownership of those shareholders whose certificates are held in the name of broker-dealers or other nominees.

         As of August 10, 2001, HOM has issued and outstanding 3,508,667 shares of common stock. Of this total, 2,348,496 shares are deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend.

         Of HOM's total outstanding shares, as of August 10, 2001 approximately 1,160,171 shares may be sold, transferred or otherwise traded in the public market without restriction, should a trading market be established, unless held by an affiliate or controlling shareholder of the Company. Of the 1,160,171 shares, 395,692 shares have been identified as being held by affiliates.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

DIVIDEND POLICY

         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings, if any, to finance its operations.

Item 2. Legal Proceedings

         There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such action against the Company is contemplated or threatened.

Item 3. Changes in and Disagreements With Accountants

         There have been no changes in or disagreements with accountants.

Item 4. Recent Sales of Unregistered Securities

         During the past three years, the Company has issued shares of the common stock of Direct and of HOM, the only securities issued externally by the Company, the shares of Direct being issued while it was investor owned and the shares of HOM (except for an initial issuance of 2,000 shares in connection with its organization) being issued following the change of organization of the Company. This change was a restructure of the Company and did not affect the proportional ownership of the shareholders of Direct in the Company, who continued to have the same interests in the business, assets and operations of the Company after the restructure as before through a corporation with identical powers as previously.

         References to investments are to cash investments, unless otherwise stated.

         (a) On April 12, 1999, all the outstanding 209,171 shares of the common stock of Direct, a wholly-owned subsidiary of Apple Homes, Inc. ("Apple"), were spun off to the 60 different shareholders of Apple of record on March 1, 1999, including current directors and substantial shareholders of HOM (see Item 7, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - FISCAL YEAR ENDED SEPTEMBER 30,
1999) on the basis of 1 share of Direct common stock for each 10 shares of Apple common stock, fractional shares being rounded up to the next full share. No consideration was given by any of the shareholders of Apple Homes, Inc. for the shares of common stock of Direct, and no commission or other consideration was paid to any person relating to such spin off. The aggregate investment of each shareholder of Apple was unchanged by the spin off, and Apple obtained no indirect benefit since its entire stockholding of Direct was spun off. As a result there was no "sale" of the Direct common stock, so that registration of the spin off was not required under Section 5 of the Securities Act of 1933 ("Securities Act").

         (b) On April 22, 1999, 810,000 shares of Direct common stock were issued to 17 investors (or joint investors) for $0.10 a share, or a total of $81,000, as follows:

          PURCHASER                    NUMBER OF SHARES           PURCHASE PRICE
          ---------                    ----------------           --------------
    Warren D. Bagatelle*                    40,000                   $ 4,000
      Bryce N. Batzer*                     250,000                    25,000
David B. & Florence M. Batzer              100,000                    10,000
        Richard Belz                        30,000                     3,000
     Cynthia D. Holley*                     10,000                     1,000
     Stewart R. Kester*                     30,000                     3,000
     Gary & Karen Stein                     20,000                     2,000
       Thomas Laundrie                      30,000                     3,000
     Gerald E. Matheis*                     20,000                     2,000
       Diane O'Rourke                       30,000                     3,000
       Julian W. Osbon                      30,000                     3,000
        Gary Purcell                        30,000                     3,000
 Fred D. & Laraine B. Schorr                30,000                     3,000
 Vincent G. & June K. Scotti                10,000                     1,000
       Jon D. Simowitz                      20,000                     2,000
     Robert S. Sullivan*                    30,000                     3,000
      Robert S. Wilson*                    100,000                    10,000
                                           -------                    ------
            Total                          810,000                   $81,000
                                           =======                   ========

*  Previously a shareholder of Direct
   ----------------------------------

Seven of the investors, who purchased an aggregate of 580,000 shares, were already shareholders, including Robert S. Wilson, Chairman of Direct, who purchased 100,000 shares; Bryce N. Batzer, a director of Direct, who purchased 250,000 shares and David B. Batzer, who purchased 100,000 shares is the son of Bryce N. Batzer. Karen Stein, who purchased 20,000 of shares was then the President of Direct. Vincent G. Scotti, who purchased 10,000 shares, was the father in law of Karen Stein. These purchases totaled 710,000 shares out of the 810,000 shares purchased. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering. The Company believes all purchasers were accredited investors, except for David B. Batzer, the son of Bryce N. Batzer, a director of Direct; Cynthia D. Holley, an employee of Apple Homes, Inc., the former parent of Direct, and familiar with the Company, and Vincent G. Scotti, the father in law of Karen Stein.

         (c) On May 3, 1999, 30,000 shares of Direct common stock were issued to each of Phillip H. Snoberger, an accredited investor, and Jeanne L. Russack, a friend of Bryce N. Batzer, a director of the Company, at $0.10 a share, or a total of $6,000. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (d) On May 5, 1999, 3,000 shares were issued at $.50 a share, or $1,500, to the transfer agent for the Company in payment of fees. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (e) On May 12, 1999, 30,000 shares of Direct common stock were issued to Ken Batzer, the son of Bryce N. Batzer, a director of Direct, at $.10 a share, for an investment of $3,000. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (f) On June 6, 1999, 40,000 shares of Direct common stock were issued to B. Michael Pisani, now a holder of more than 5% of the Company's common stock for $10,000, and 8,000 shares were issued to Robert S. Wilson, Chairman of Direct, for expense reimbursements, for $2,000, or a total of 48,000 shares then issued at $.25 a share for services and expenses aggregating $12,000. Messrs. Pisani and Wilson were accredited investors. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (g) On August 14, 1999, 112,000 shares of Direct common stock were issued to Robert S. Wilson, Chairman of Direct, at $.25 a share, or a total of $28,000, $25,000 being for expense reimbursement and $3,000 being for cash; 6,876 shares were issued to Baker, Johnston & Wilson LLP of which David R. Baker, now owning more than 5% of the Company, is a partner, at $0.25 a share for legal services and charges in the amount of $1,719, and 125,000 shares were issued to Donald N. Jowers, Jr. and 125,000 shares were issued to Suzanne H. Butler, at $.25 a share for an agreed aggregate value of $62,500 in connection with a proposed business arrangement with them. The business arrangement did not proceed. The 125,000 shares issued to Suzanne H. Butler have been returned, and the Company is seeking the return of the 125,000 shares issued to Donald N. Jowers, Jr. Mr. Baker, his firm and Mr. Wilson were accredited investors. It is not known if Ms. Butler and Mr. Jowers were accredited investors, although it is believed that they were not. In connection with the proposed business arrangement, they became familiar with the Company and its operations. The issuance of this total of 368,876 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (h) On October 5, 1999, 2,450 shares of Direct were issued to Karen Stein, President and Chief Executive Officer of Direct, at $.25 a share for services in the amount of $613; 56,000 shares were issued to Robert S. Wilson, chairman of Direct, at $.25 per share, or $14,000; 240,000 shares were issued to
D. Michael Pisani, a 5% holder of the common stock of the Company, at $.50 per share, or $120,000, for radio advertising for the Company, and 125,000 shares were issued to Carmine Cacciavillani at $.16 per share, or $20,000, as the first installment of a total of 350,000 shares payable to Mr. Cacciavillani pursuant to an oral agreement with the Company in October 1999 for establishing and maintaining a website for Homes. SEE (M) AND (V), BELOW. The consideration per share for Mr. Pisani's shares was based on the estimated total value of the radio advertising divided by the number of shares issued, and the consideration per share for Mr. Cacciavillani's shares was based on the total determined value of the services performed by Mr. Cacciavillani, or $56,000, divided by the 350,000 shares issued to him. Each acquirer was an accredited investor. This total of 423,450 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (i) On December 6, 1999, 10,748 shares of Direct common stock were issued to Baker, Johnston & Wilson LLP, of which David R. Baker, now owning more than 5% of the common stock of the Company, is a partner, at $.25 per share for legal services and charges in the amount of $2,687; 100,000 shares were issued to Bryce N. Batzer, a director of Direct, at $.25 a share for an investment of $25,000; 2,000 shares were issued to Keith M. Wilson, the son of Robert S. Wilson, the Chairman of Direct, as custodian for Brett M. Wilson, Mr. Wilson's grandson, at $.25 a share for services by Brett M. Wilson, in the amount of $500; 44,000 shares were issued to Robert S. Wilson, Chairman of Direct, at $.25 a share for services in the amount of $11,000; 8,000 shares were issued to Robert S. Wilson at $.25 a share for an investment of $2,000; 8,000 shares were issued to Judith C. Wilson, wife of Robert S. Wilson, at $.25 a share for services in the amount of $2,000, and 1,500 shares were issued to Karen Stein, President and Chief Executive Officer of Direct, at $.25 a share for services in the amount of $375. Each acquirer was an accredited investor except for Brett M. Wilson, who had not expected to receive material compensation for his services. This total of 174,248 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (j) On March 15, 2000, 4,286 shares of Direct common stock were issued to Bryce N. Batzer, a director of Direct, at $.25 a share for services in the amount of $1,072; 200,000 shares were issued to David R. Baker, a holder of more than 5% of the common stock of the Company and a partner of legal counsel to the Company, at $.25 a share for an investment of $50,000; 48,000 shares were issued to Bradley C. Wilson, son of Robert S. Wilson, Chairman of Direct, at $.25 a share for an investment of $12,000, and 7,350 shares were issued to Karen Stein, President and Chief Executive Officer of Direct, at $.25 a share for services in the amount of $1,838. Each acquirer was an accredited investor except for Bradley C. Wilson, who was thoroughly familiar with the business and operations of the Company. This total of 279,636 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (k) On April 4, 2000, 10,000 shares of the common stock of Direct were issued at $.25 a share, or an aggregate of $2,500, to Robert J. Ellis who prepared a business plan for the Company; 40,000 shares were issued to Robert S. Wilson, Chairman of Direct, at $.25 a share for an investment of $8,000 and services of $2,000; 48,740 shares were issued to Bryce N. Batzer, a director of the Company, at $.25 a share in payment of a loan of $10,000 plus interest, and 20,000 shares were issued to Mark J. Fiorillo, a friend and former customer of Robert S. Wilson, at $.25 a share, for an investment of $5,000. Each acquirer was an accredited investor, other than Mr. Ellis who was thoroughly familiar with the business and operations of the Company. This total of 118,740 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (l) On April 28, 2000, 20,000 shares of Direct common stock were issued to Michael Dorn at $.25 a share, or $5,000, and 8,000 shares were issued to Robert S. Wilson, Chairman of Direct, at $.25 a share for an investment of $2,000. Mr. Wilson was an accredited investor and Mr. Dorn was not, although he was a real estate salesman and thoroughly familiar with the business and operations of the Company. This total of 28,000 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (m) On May 15, 2000, 24,655 shares of the common stock of Direct were issued to Baker, Johnston & Wilson LLP, of which David R. Baker, a holder of more than 5% of the common stock of the Company, is a partner, at $.25 a share for legal fees and charges of $6,164; 60,000 shares were issued to HSB Capital controlled by Warren Bagatelle at $.25 a share for an investment of $15,000, and 100,000 shares were issued to Carmine Cacciavillani, a holder of more than 5% of the outstanding HOM common stock, at $.16 a share, or $16,000, as the second installment of a total of 350,000 shares payable to Mr. Cacciavillani pursuant to an oral agreement with the Company in October 1999 for services in establishing and maintaining a website for Homes. SEE (N), ABOVE, AND (V), BELOW. The consideration per share for Mr. Cacciavillani's shares was based on the total determined value of the services performed by Mr. Cacciavillani , or $56,000, divided by the 350,000 shares issuable to him. Each acquirer was an accredited investor. This total of 184,655 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (n) On June 14, 2000, 20,000 shares of Direct common stock were issued to Robert S. Wilson, Chairman of Direct, at $.25 a share for an investment of $5,000. Mr. Wilson was an accredited investor. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (o) On June 16, 2000, 2,000 shares of HOM common stock were issued to Robert S. Wilson, Chairman and Chief Executive Officer of HOM, at $.25 a share for his preliminary investment to provide minimum initial capitalization of $500 for HOM at the time of its formation, and 2,632,776 shares, the number of then outstanding shares of Direct, were contributed to a subsidiary of HOM to enable the reorganization of the Company to be effective. Mr. Wilson was an accredited investor, and the issuance of shares to him was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering. The issuance of the 2,632,776 shares to the subsidiary of HOM was designed to facilitate the reorganization of the Company and did not constitute a sale.

         (p) On July 5, 2000, the reorganization of the Company was effective, so that the holders of the 2,632,776 outstanding shares of Direct common stock automatically became holders of 2,632,776 shares of HOM Corporation under the terms of the reorganization, with the same investment in the business and operations of the Company which continued to have the same rights and powers to act for the benefit of its shareholders but with what management believes to be a more satisfactory internal structure. Thus, there was no "sale" to be recognized requiring registration under the Securities Act.

         (q) Effective September 30, 2000, 124,000 shares of HOM common stock were issued to Robert S. Wilson, Chairman and CEO of HOM, at $.25 a share for expenses paid in the amount of $31,000; 2,468 shares were issued to Bryce N. Batzer, a Director of HOM, at $.25 a share for expenses incurred in the amount of $617; 1,823 shares were issued to Gary Stein, an employee and husband of the former president of the Company, for commissions in the amount of $455.75; 1,600 shares were issued to Theresa A. Varin, an employee and now the Secretary-Treasurer of the Company, for wages in the amount of $400, and 12,000 shares were issued to Nextage, Inc. at $.25 a share for the production of a business plan for $3,000. Each of the acquirers was an accredited investor except for Mr. Stein and Ms. Varin, both of whom were thoroughly familiar with the operations of the Company. This total of 141,891 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (r) Effective October 24, 2000, 100,000 shares of HOM common stock were issued to Gisela A. Lahann at $.25 a share for an investment of $25,000. It is not known if Ms. Lahann is an accredited investor, but she was fully briefed concerning the Company by Bryce N. Batzer, a director of the Company, and has visited and made inquiries concerning the Company. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (s) Effective November 22, 2000, 13,000 shares of HOM common stock were issued to Cherry, Bekaert & Holland, LLP, an accounting firm, at $.25 a share for past and future consulting services in the amount of $3,250. Cherry, Bekaert & Holland is an accredited investor. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (t) Effective December 15, 2000, 50,000 shares of HOM common stock were issued to Baker, Johnston & Wilson LLP, of which David R. Baker, who holds more than 5% of the outstanding common stock of the Company, is a partner, at $.25 a share for legal services and charges in the amount of $12,500. Baker, Johnston & Wilson LLP is an accredited investor. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (u) Effective January 2, 2001, 20,000 shares of HOM common stock were issued to Bryce N. Batzer, a Director of HOM, at $.25 a share for an investment of $5,000. Mr. Batzer is an accredited investor. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (v) On January 31, 40,000 shares were issued to Robert S. Wilson, Chairman and Chief Executive Officer of HOM, at $.25 a share, for an investment of $10,000. Also, 125,000 shares were issued to Carmine Cacciavillani, a holder of more than 5% of the outstanding HOM common stock, at $.16 a share, or $20,000, as the third installment of a total of 350,000 shares payable to Mr. Cacciavillani pursuant to an oral agreement with the Company in October 1999 for services in establishing and maintaining a website for Homes. SEE (H) AND (M), ABOVE. The consideration per share for Mr. Cacciavillani's shares was based on the total determined value of the service performed by Mr. Cacciavillani, or $56,000, divided by the 350,000 shares issued to him. Each acquirer was an accredited investor. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (w) On February 6, 2001, 100,000 shares of HOM common stock were issued to Bryce N. Batzer, a Director of HOM, for an investment of $25,000; 72,000 shares of HOM common stock were issued to Robert S. Wilson, Chairman and Chief Executive Officer of HOM, for an investment through conversion of advances to the Company of $18,000, and 8,000 shares were issued to Paul H. DeCoster, a former counsel to the Company, for an investment of $2,000, all on the basis of $.25 a share. Mr. Batzer and Mr. Wilson were accredited investors. It is not known if Mr. DeCoster was an accredited investor, but he was thoroughly familiar with the business and operations of the Company. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (x) On April 27, 2001, 64,000 shares of HOM common stock were issued to Robert S. Wilson, Chairman and Chief Executive Officer of HOM, at $.25 a share for an investment of $16,000, and 40,000 shares were issued to David R. Baker, a holder of more than 5% of the Common Stock of the Company and a partner of legal counsel to the Company, at $.25 a share for an investment of $10,000. Each acquirer was an accredited investor. The total of 104,000 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (y) On June 18, 2001, 100,000 shares of HOM common stock were issued to David B. Batzer, then a shareholder and the son of Bryce N. Batzer, a director of HOM, at $.25 a share for an investment of $25,000. Mr. David Batzer is not an accredited investor but was fully familiar with the business and operations of the Company. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

Item 5. Indemnification of Directors and Officers

         As permitted by the provisions of the Georgia Business Corporation Code ("Georgia Code"), the Company has the power to indemnify an individual made a party to a proceeding because such individual is or was a director or officer of the Corporation against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, if acting in the individual's official capacity, or, in other cases, not opposed to, the best interests of the Company and, in a criminal proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. Indemnification under this provision is limited to reasonable expenses incurred in connection with a proceeding by or in the right of the Company. The Company must indemnify a director or officer who is successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which the person is a party because he or she is or was a director or officer of the Company, against reasonable expenses incurred by the director or officer in connection with the proceeding or claim with respect to which he or she has been successful. Under the Georgia Code, the Company may pay for, or reimburse, reasonable expenses incurred by a director or officer of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that his or her conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and undertakes to repay the advance if it is ultimately determined that the director or officer did not meet such standard of conduct.

         The Company's By-Laws obligate it to indemnify its directors or officers against any loss or damage sustained when acting in good faith in the performance of their corporate duties to the fullest extent permitted by law, including advancing or reimbursing expenses.

         Also pursuant to the Georgia Code, the Company has set forth in its articles of incorporation, a provision eliminating or limiting, in specified circumstances, liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director. This provision does not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the Company, (ii) for acts or omissions which involve international misconduct or a knowing violation of law, (iii) for acts of the types set forth in Section 14-2-832 of the Georgia Code, which relates to improper distribution by the Company, or (iv) for any transaction from which the director received an improper personal benefit. The Georgia Code also permits a corporation to purchase and maintain insurance on behalf of its directors, officers, employees, or agents against liability asserted against or incurred by them in such capacities or from their status as directors, officers, employees or agents, whether or not the Company would have power to indemnify or advance expenses to them against the same liability. The Company has not purchased any such insurance.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                                    PART F/S

         The Company's financial statements as of September 30, 2000 and for the year then ended have been examined to the extent indicated in their report by Elliott Davis, L.L.P., independent certified public accountants. The other financial statements, as indicated in such report, have not been so examined. These financial statements have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Part F/S of this Form 10-SB.

                                 HOM CORPORATION
                                AND SUBSIDIARIES

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS

                        HOM CORPORATION AND SUBSIDIARIES

                                    CONTENTS


                                                                            Page
                                                                           -----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                            42

FINANCIAL STATEMENTS
   Consolidated balance sheets                                                43
   Consolidated statements of operations                                      44
   Consolidated statements of changes in shareholders' equity (deficit)       45
   Consolidated statements of cash flows                                   46-47
   Notes to the consolidated financial statements                          48-54

                         REPORT OF ELLIOTT DAVIS, L.L.P.
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
HOM CORPORATION AND SUBSIDIARIES
Martinez, Georgia


     We have audited the accompanying consolidated balance sheet of HOM CORPORATION AND SUBSIDIARIES, as of September 30, 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     Because we were not engaged to audit the consolidated balance sheet as of June 30, 2001; the consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the nine months ended June 30, 2001; and the consolidated statements of operations and cash flows for the nine months ended June 30, 2000, we did not extend our auditing procedures to enable us to express an opinion on the financial position of HOM CORPORATION AND SUBSIDIARIES as of June 30, 2001 and the results of their operations and cash flows for the nine months ended June 30, 2001 and 2000. Accordingly, we express no opinion on them.

     In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of HOM CORPORATION AND SUBSIDIARIES as of September 30, 2000, and the results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Augusta, Georgia                                       /s/ Elliott Davis, L.L.P.
January 9, 2001, except for Note1 and
  Note 9 as to which the date is August 8, 2001


                                  HOM CORPORATION AND SUBSIDIARIES
                                     CONSOLIDATED BALANCE SHEETS

                                                                                       JUNE 30,      SEPTEMBER 30,
                                                                                         2001            2000
                                                                                      ----------      ----------
                                                                                      (UNAUDITED)
                                               ASSETS
CURRENT ASSETS
  Cash                                                                                $  11,433       $     689
  Accounts receivable                                                                     3,339           1,625
  Prepaid expenses                                                                          250          30,803
  Trading securities                                                                     14,658               -
                                                                                      ----------      ----------

    Total current assets                                                                 29,680          33,117

PROPERTY AND EQUIPMENT - NET                                                             30,881          46,001
                                                                                      ----------      ----------

                                                                                      $  60,561       $  79,118
                                                                                      ==========      ==========

                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
  Accounts payable and accrued expenses                                               $  77,770       $  43,043
  Deferred revenues                                                                       4,745          12,178
  Short-term notes payable                                                               20,200          21,401
  Current portion of long-term debt                                                       1,013           1,013
                                                                                      ----------      ----------

    Total current liabilities                                                           103,728          77,635

LONG-TERM DEBT                                                                              212           1,371
                                                                                      ----------      ----------

    Total liabilities                                                                   103,940          79,006
                                                                                      ----------      ----------

STOCKHOLDERS' EQUITY (DEFICIT)
  Paid in capital - 1,000,000 preferred shares authorized; 0 shares issued
    and outstanding on June 30, 2001 and September 30, 2000                                   -               -
  Paid in capital - no par common - 50,000,000 shares authorized; issued
    and outstanding 3,508,667 on June 30, 2001, 2,901,667 on September 30, 2000         687,524         535,774
  Accumulated deficit                                                                  (730,903)       (535,662)
                                                                                      ---------       ---------

                                                                                        (43,379)            112
                                                                                      ---------       ---------

                                                                                      $  60,561       $  79,118
                                                                                      ==========      ==========

                  The accompanying notes are an integral part of these consolidated financial statements.


                                  HOM CORPORATION AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  FOR THE NINE MONTHS ENDED       FOR THE YEAR
                                                          JUNE 30,                    ENDED
                                               ------------------------------      SEPTEMBER 30,
                                                   2001              2000              2000
                                               ------------      ------------      ------------
                                                (UNAUDITED)      (UNAUDITED)
REVENUES                                       $    50,435       $    55,556       $    61,325

OPERATING EXPENSES
  Advertising                                       10,034            87,954           131,504
  Salaries, commissions and benefits                69,131            72,359            96,048
  Professional fees                                 56,897            40,056            78,566
  Office expense                                    24,519            33,733            40,124
  Rent                                              19,226            19,909            27,202
  Magazine printing                                 11,302            12,840            19,269
  Utilities and telephone                           15,155            14,216            18,602
  Website maintenance                                4,800             9,600            14,550
  Depreciation                                      11,558             9,054            12,071
  Travel                                            13,766             7,351             7,968
  Other                                              6,585             3,956             7,467
                                               ------------      ------------      ------------

                                                   242,973           311,028           453,371
                                               ------------      ------------      ------------

    Operating loss                                (192,538)         (255,472)         (392,046)
                                               ------------      ------------      ------------

OTHER INCOME (EXPENSE)
  Interest, net                                     (1,440)           (1,854)           (1,993)
  Realized gains on trading securities               3,231                 -                 -
  Unrealized losses on trading securities           (3,573)                -                 -
  Loss on disposal of equipment                       (921)                -                 -
                                               ------------      ------------      ------------

                                                    (2,703)           (1,854)           (1,993)
                                               ------------      ------------      ------------

    Net loss                                   $  (195,241)      $  (257,326)      $  (394,039)
                                               ============      ============      ============

PER SHARE INFORMATION:
  Basic net loss per common share              $     (0.06)      $     (0.12)      $     (0.16)
                                               ============      ============      ============

  Weighted average shares outstanding            3,214,888         2,156,145         2,400,970
                                               ============      ============      ============

                  The accompanying notes are an integral part of these consolidated financial statements.


                                       HOM CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)



                                                                COMMON STOCK                               TOTAL
                                                          -------------------------                    STOCKHOLDERS'
                                                                           PAID IN      ACCUMULATED       EQUITY
                                                            SHARES         CAPITAL        DEFICIT        (DEFICIT)
                                                          ----------     ----------     ----------      ----------
BALANCE, SEPTEMBER 30, 1999                               1,688,047        264,369       (141,623)        122,746

 Common stock issued in exchange for professional,
   website design and other services                        570,880        111,220              -         111,220
 Common stock issued for cash                               530,000        133,000              -         133,000
 Common stock issued as repayment for cash advances         112,740         27,185              -          27,185
 Net loss                                                         -              -       (394,039)       (394,039)
                                                          ----------     ----------     ----------      ----------

BALANCE, SEPTEMBER 30, 2000                               2,901,667        535,774       (535,662)            112

 Common stock issued as payment for accounts
   payable                                                   63,000         15,750              -          15,750
 Common stock issued for cash                               368,000         92,000              -          92,000
 Common stock issued as repayment for cash advances         176,000         44,000              -          44,000
 Net loss (unaudited)                                             -              -       (195,241)       (195,241)
                                                          ----------     ----------     ----------      ----------

BALANCE, JUNE 30, 2001 (UNAUDITED)                        3,508,667      $ 687,524      $(730,903)      $ (43,379)
                                                          ==========     ==========     ==========      ==========


                       The accompanying notes are an integral part of these consolidated financial statements.


                                       HOM CORPORATION AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FOR THE NINE MONTHS ENDED       FOR THE YEAR
                                                                                      JUNE 30,                  ENDED
                                                                             -------------------------      SEPTEMBER 30,
                                                                                2001            2000            2000
                                                                             ----------      ----------      ----------
                                                                             (UNAUDITED)     (UNAUDITED)
OPERATING ACTIVITIES
  Net loss                                                                   $(195,241)      $(257,326)      $(394,039)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation                                                                11,558           9,054          12,071
    Realized and unrealized (gains) losses from trading securities, net            342               -               -
    Loss on disposal of equipment                                                  921               -               -
    Expenses settled by issuance of common stock                                     -          41,282          78,703
    Changes in deferred and accrued amounts:
      Accounts receivable                                                       (1,714)         (2,323)         (1,625)
      Prepaid expenses                                                           4,800          79,047         116,447
      Accounts payable and accrued expenses                                     50,477            (558)         34,522
      Deferred revenues                                                         (7,433)          9,766          12,178
                                                                             ----------      ----------      ----------

Net cash used in operating activities                                         (136,290)       (121,058)       (141,743)
                                                                             ----------      ----------      ----------

INVESTING ACTIVITIES
  Purchase of trading securities                                              (152,285)              -               -
  Proceeds from sale of trading securities                                     143,085               -               -
  Purchase of property and equipment                                            (1,558)        (10,466)        (10,466)
  Proceeds from sale of equipment                                                4,200               -               -
                                                                             ----------      ----------      ----------

    Net cash used in investing activities                                       (6,558)        (10,466)        (10,466)
                                                                             ----------      ----------      ----------

FINANCING ACTIVITIES
  Proceeds, net of repayments, from short-term notes payable
     and stockholder advances                                                   62,751           2,716          21,401
  Repayment of long-term debt                                                   (1,159)         (1,533)         (2,043)
  Proceeds from the sale of common stock                                        92,000         132,500         133,000
                                                                             ----------      ----------      ----------

    Net cash provided by financing activities                                  153,592         133,683         152,358
                                                                             ----------      ----------      ----------

    Net increase in cash                                                        10,744           2,159             149

CASH, BEGINNING OF PERIOD                                                          689             540             540
                                                                             ----------      ----------      ----------

CASH, END OF PERIOD                                                          $  11,433       $   2,699       $     689
                                                                             ==========      ==========      ==========

                                                                                                            (Continued)

                       The accompanying notes are an integral part of these consolidated financial statements.


                                  HOM CORPORATION AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              FOR THE NINE MONTHS ENDED  FOR THE YEAR
                                                                       JUNE 30,             ENDED
                                                              ------------------------   SEPTEMBER 30,
                                                                 2001           2000         2000
                                                              ----------     ---------     ---------
                                                              (UNAUDITED)      (UNAUDITED)

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION

Cash paid for interest                                         $  1,751      $  1,854      $    529
                                                               =========     =========     =========
Noncash financing activities
Common stock issued in exchange for professional, website
   design, advertising, and other services                     $      -      $ 75,747      $111,220
                                                               =========     =========     =========
Common stock issued as repayment for cash advances             $ 44,000      $ 27,185      $ 27,185
                                                               =========     =========     =========
Common stock issued as payment for accounts payable            $ 15,750      $      -      $      -
                                                               =========     =========     =========
Trading securities received as advances from stockholders      $  4,509      $      -      $      -
                                                               =========     =========     =========

                       The accompanying notes are an integral part of these consolidated financial statements.

                        HOM CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES
------------------------------------------------------------------

     BUSINESS ACTIVITIES

         HOM CORPORATION, incorporated May 4, 2000 in the State of Georgia, operates as a holding company for its two wholly owned subsidiaries, Homes By Owners, Inc. ("Homes") and Direct Lending, Inc. ("Direct").

         Homes was incorporated in the State of Georgia in December, 1999 and operates in the real estate market as an advertiser of real estate listed as "for sale by owner" ("FSBO") by publishing a monthly magazine and hosting an Internet web page that serves as an advertising venue for FSBO residential and commercial real estate in the Central Savannah River Area.

         Direct (formerly Southern States Lenders, Inc.) was incorporated in the State of Georgia in January, 1997 and operates as a licensed mortgage broker for various financial institutions and underwriters. Direct works in conjunction with Homes to provide mortgage services in the Central Savannah River Area.

         In October 1998, Direct was acquired by Apple Homes Corporation ("Apple"). In late 1998, Apple spun-off Direct, offering Apple shareholders 1 common share of Direct for each 10 common shares of Apple held. Direct raised additional capital through private placement offerings throughout 1999 and incorporated Homes in December 1999. In May 2000, Direct's president incorporated HOM CORPORATION that, through its wholly owned subsidiary, Augusta Lenders, Inc., acquired a one hundred percent interest in Direct with a reverse merger transaction involving the exchange of stock. Subsequently, Direct transferred ownership of its wholly owned subsidiary, Homes, to HOM CORPORATION.

         HOM CORPORATION, with its subsidiaries, (the "Company") has suffered recurring losses while devoting substantially all of its efforts to raising capital and developing markets for its FSBO advertising and mortgage services. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuing operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company's ability to continue as a going concern is dependent upon its ability to raise sufficient capital to implement its business plan and to generate profits sufficient to become financially viable. Management believes it can continue to raise capital through equity offerings until the Company's operations are profitable. Accordingly, the consolidated financial statements do not include adjustments relating to the recoverability of recorded assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

     PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     USE OF ESTIMATES

         The financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

                                                                     (Continued)

-----------------------------------------------------------------------------

     INVESTMENTS

         Management has classified all financial instruments, which are equity securities, (the "Investments") as trading securities. Realized gains and losses resulting from the sale of Investments are reported in current earnings based on proceeds received from the sale and the actual cost of the Investments sold. Unrealized gains and losses on the Investments are reported in current earnings based on the estimated fair values of the Investments as reported on public exchanges. The fair values of the Company's financial instruments reported in the financial statements approximate their carrying values.

     PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Major renewals and betterments are capitalized, while maintenance and repairs that do not materially improve or extend the useful lives of the assets are charged to expense as incurred. Costs relating to the initial design and implementation of the Internet web page have been capitalized while the costs of web page maintenance are expensed as incurred. Assets are depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are as follows:

         Office equipment and furniture                            5-7 years
         Automobiles                                              5-10 years
         Internet web page and software                              3 years

         The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

     START-UP ACTIVITIES

         Costs associated with the organization and start-up activities of the Company are expensed as incurred.

     REVENUE RECOGNITION

         Mortgage origination revenues are recognized at loan closing. Advertising revenues from commercial advertisers are recognized ratably over the agreed upon advertising period. Advertising revenues from FSBO advertisers are recognized ratably over the agreed upon advertising period, unless the FSBO property is sold prior to the end of the agreed upon advertising period, at which time the revenue is recognized in full. Management believes the Company's revenue recognition policy is consistent with the Securities and Exchange Commission's Staff Accounting Bulletin: No. 101 -- "Revenue Recognition in Financial Statements."

     INCOME TAXES

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial reporting basis and income tax basis of assets and liabilities. Deferred tax assets and liabilities represent future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Deferred taxes are adjusted for changes in tax laws and tax rates when those changes are enacted. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

     BASIC NET LOSS PER COMMON SHARE

         Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is not presented because there were no potential common shares outstanding at year-end.

                                                                     (Continued)

-----------------------------------------------------------------------------

     RECENTLY ISSUED ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivatives are to be measured at fair market value and recognized in the balance sheet as assets and liabilities. SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued in June 2000 and amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The two statements are effective for fiscal years and quarters beginning after June 15, 2000. The Company does not expect that the adoption of SFAS No. 133 and SFAS No. 138 will have a material impact on the presentation of the Company's financial results or financial position.

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses accounting and reporting for all business combinations and defines the purchase method as the only acceptable method. The statement is effective for all business combinations initiated after June 30, 2001. The Company believes the effect of SFAS No. 141 will not have a material impact on the financial position of the Company.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for at their acquisition (except for those acquired in a business combination) and after they have been initially recognized in the financial statements. The statement is effective for all fiscal years beginning after December 15, 2001. The Company believes the effect of SFAS No. 142 will not have a material impact on the financial position of the Company.

         Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.


NOTE 2 - PROPERTY AND EQUIPMENT
-------------------------------

     Property and equipment consist of the following at September 30, 2000:

         Internet web page and software                            $    36,650
         Office equipment and furniture                                 17,609
         Automobiles                                                     5,279
                                                                   ------------

                                                                        59,538
               Less accumulated depreciation                           (13,537)
                                                                   ------------

                                                                   $    46,001
                                                                   ============

NOTE 3 - SHORT-TERM NOTES PAYABLE
---------------------------------

         Short-term notes payable consist of the following at September 30, 2000:

         A note payable with a financial institution maturing
         in July, 2001. Interest only payments are due monthly
         at prime plus 1.0% (10.5% on September 30, 2000). The
         note is guaranteed and is secured by the primary
         residence of the Company's president who is also a
         significant shareholder.                                      $ 20,200

         A note payable for office equipment, payable in
         monthly installments of principal and interest of
         $115. Interest is calculated at 18.0%.                           1,201
                                                                       ---------

                                                                       $ 21,401
                                                                       =========

NOTE 4 - LONG-TERM NOTES PAYABLE
--------------------------------

         Long-term notes payable consist of the following at September 30, 2000:

         A note payable for office equipment, payable in
         monthly installments of principal and interest of
         $182. Interest is calculated at 4.0%.                         $  2,384
                              Less current portion                       (1,013)
                                                                       ---------

                                                                       $  1,371
                                                                       =========

The Company's long-term debt at September 30, 2000 matures in 2002.


NOTE 5 - INCOME TAXES
---------------------

         Deferred income taxes are primarily the result of unused operating loss carryforwards that may be applied against future taxable income and the reporting of depreciation and the accruing of certain expenses differently for income tax purposes and financial reporting purposes. The Company has net operating loss carryforwards totaling $149,805 that expire in 2018, 2019, and 2020. The tax effects of temporary differences that give rise to deferred taxes are as follows at September 30, 2000:

         Deferred tax assets:
               Net operating loss carryforwards                $   149,805
               Intangible assets                                     8,826
               Property and equipment                                  909
                                                               ------------

                                                                   159,540
                  Valuation allowance                             (159,540)
                                                               ------------

                                                               $      -
                                                               ============

                                                                     (Continued)

--------------------------------

         The provision (benefit) for income taxes is as follows at September 30, 2000:

               Deferred income tax benefit                        $  (117,405)
               Current income tax                                        -
                                                                  ------------

                                                                     (117,405)
               Plus change in valuation allowance                     117,405
                                                                  ------------

                                                                  $      -
                                                                  ============


         There were no income taxes due or receivable from the current year's operations, and the Company's reported provision for income taxes differs from the amount computed by applying statutory tax rates to loss before income taxes due to the differences in amounts recorded for income tax purposes and financial reporting purposes. The principal differences relate to expense items or portions of items not deductible, such as meals and entertainment, and amounts deferred for income tax purposes.


NOTE 6 - OPERATING LEASE COMMITMENTS
------------------------------------

         The Company leases office space for $1,850 per month on a renewable year-to-year lease expiring in February 2001.


NOTE 7 - NON-CASH TRANSACTIONS
------------------------------

         During the year ended September 30, 2000, the Company issued shares of common stock in exchange for services and as repayment for cash advances from significant shareholders. The non-cash transactions involving stock are summarized in the consolidated statement of changes in shareholders' equity (deficit). The value of the shares exchanged in each transaction is based on management's estimate of the value received or an estimated value of the shares exchanged.


NOTE 8 - SEGMENT INFORMATION
----------------------------

         The Company provided services through two industry segments during the year ended September 30, 2000 and the nine months ended June 30, 2001 and 2000. The Company's real estate advertising segment, Homes, provides advertising services for FSBO real estate and for businesses. And the Company's mortgage segment, Direct, provides mortgage services to individuals and small business as a mortgage broker. The basis for identifying and measuring the results of the segment activities is consistent within the periods presented.

                                                                     (Continued)

---------------------------------------

     The accompanying financial statements include the following business segment information:


                                      FOR THE NINE MONTHS ENDED    FOR THE YEAR
                                               JUNE 30,                ENDED
                                      ------------------------     SEPTEMBER 30,
                                         2001          2000           2000
                                      ---------      ---------      ---------
                                     (UNAUDITED)    (UNAUDITED)
REVENUES:
      Mortgage                        $ 17,670       $ 32,641       $ 35,161
      Real estate advertising           32,765         22,915         26,164
                                      ---------      ---------      ---------

                                      $ 50,435       $ 55,556       $ 61,325
                                      =========      =========      =========

OPERATING LOSS:
      Mortgage                        $ 86,385       $ 71,407       $170,710
      Real estate advertising          106,153        154,065        221,336
                                      ---------      ---------      ---------

                                      $192,538       $225,472       $392,046
                                      =========      =========      =========

DEPRECIATION:
      Mortgage                        $  1,586       $  1,543       $  2,057
      Real estate advertising            9,972          7,511         10,014
                                      ---------      ---------      ---------

                                      $ 11,558       $  9,054       $ 12,071
                                      =========      =========      =========
CAPITAL ADDITIONS:
      Mortgage                        $      -       $  1,560       $  1,559
      Real estate advertising            1,558         45,556         45,557
                                      ---------      ---------      ---------

                                      $  1,558       $ 47,116       $ 47,116
                                      =========      =========      =========

PROPERTY AND EQUIPMENT - NET:
      Mortgage                        $  8,503       $ 10,972       $ 10,458
      Real estate advertising           22,378         38,046         35,543
                                      ---------      ---------      ---------

                                      $ 30,881       $ 49,018       $ 46,001
                                      =========      =========      =========

NOTE 9 - SUBSEQUENT EVENTS
--------------------------

         Subsequent to September 30, 2000 and through August 8, 2001, the Company issued 368,000 shares of common stock for $92,000, 176,000 shares of common stock as repayment to shareholders for cash advances of $44,000 and 63,000 shares of common stock in exchange for services with an estimated value of $15,750.

         Management of the Company has contemplated merger transactions with other organizations that, in management's opinion, may add value to the Company's shareholders. Subsequent to September 30, 2001, management entered into preliminary negotiations with Connectivity, Inc., a closely held Florida corporation. These preliminary negotiations contemplate a purchase of Connectivity, Inc. in exchange for 4,465,576 shares of common stock of HOM Corporation. Should these negotiations result in a purchase of Connectivity, Inc. by HOM Corporation, Connectivity, Inc. would, upon consummation of the purchase, become a wholly owned subsidiary of HOM Corporation, and the current shareholders of Connectivity, Inc. would hold 56% of the post-purchase

                                                                     (Continued)

-------------------------------------

outstanding common stock of HOM Corporation. The negotiations with Connectivity, Inc. also contemplate an option agreement for HOM Corporation to purchase Econo-comm, Inc., a Florida corporation, d/b/a Mobile Communications for a purchase price of $5 million in cash or $6 million in cash and common stock of HOM Corporation. Under the contemplated option agreement, HOM Corporation would have the exclusive right to purchase Econo-comm, Inc. for a period of three years after the consummation of the contemplated purchase of Connectivity, Inc.

         Subsequent to year end, the Company received advances totaling $30,000 from two significant shareholders.


NOTE 10 - UNAUDITED INTERIM INFORMATION
---------------------------------------

         The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-SB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2001.

                                    PART III


Item 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:


Exhibit No.              Exhibit Name
-----------              ------------

3.1               Articles of Incorporation of HOM Corporation*
3.2               By-Laws of HOM Corporation*
4. Instrument defining rights of holders (See Exhibit No. 3.1, Articles of Incorporation - Article Four)
10.1              Agreement with B. Michael Pisani *
10.2              Letter of Intent between HOM Corporation, Connectivity, Inc.
                  and Econo-Comm, Inc., executed May 22, 17 and 18, 2001, respectively
10.3              Agreement dated June 22, 2001 between Howard Bronson and HOM
                  Corporation
21.1              List of Subsidiaries of HOM Corporation*
99.1 Consent of Elliott, Davis & Company, L.L.P.(now known as Elliott Davis, L.L.P.)*
99.2 Consent of Elliott, Davis & Company, L.L.P.(now known as Elliott Davis, L.L.P.)**
99.3              Consent of Elliott Davis, L.L.P.


* Incorporated by reference to the exhibit as filed with Form 10-SB of HOM Corporation, filed with the Commission on February 9, 2001.

** Incorporated by reference to the exhibit as filed with Form 10-SB/A of HOM Corporation, filed with the Securities and Exchange Commission on April 9, 2001, with filing date of April 10, 2001.

Item 2.  Description of Exhibits

         See Item 1 above.

                                   SIGNATURES

            In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           HOM Corporation
                                           (Registrant)


Date: August 31, 2001                      /s/ Robert S. Wilson
---------------------                      --------------------
                                           Robert S. Wilson
                                           Chairman and Chief Executive Officer